Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2019

SHINHAN BANK

Separate Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (“the Bank”), which comprise the separate statements of financial position as of December 31, 2019 and 2018, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs).  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report.  We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.    Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit.  We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2020

This report is effective as of March 4, 2020, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto.  Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Notes		December 31, 2019	December 31, 2018

Assets
Cash and due from banks	3,5,8,39,40	~~W~~	19,639,860	9,405,839
Securities at fair value through profit or loss	3,6,40		16,660,083	12,811,266
Derivative assets	3,7,40		2,107,875	1,488,548
Loans at amortized cost	3,8,40		247,186,759	233,246,276
Loans at fair value through profit or loss	3,8		868,991	645,237
Securities at fair value through other comprehensive income	3,9,17		39,457,965	30,731,281
Securities at amortized cost	3,9,17		19,323,185	16,230,964
Property and equipment	10,11,16,17		2,302,208	1,942,867
Intangible assets	12		545,409	204,308
Investments in subsidiaries and associates	13		2,427,125	2,351,986
Investment properties	14		635,361	571,130
Current tax assets	36		1,656	1,872
Deferred tax assets	36		168,333	174,574
Other assets	3,8,15,40,41		13,416,838	14,069,306
Non-current assets held for sale	16		2,693	79
Total assets		~~W~~	364,744,341	323,875,533

Liabilities
Deposits	3,18,40	~~W~~	263,732,746	237,451,779
Financial liabilities at fair value through profit or loss	3,19		508,081	479,559
Derivative liabilities	3,7,40		1,889,700	1,771,313
Borrowings	3,20,39,40		17,311,859	15,876,442
Debt securities issued	3,21,39		35,575,365	29,294,584
Defined benefit liabilities	22		49,596	65,472
Provisions	23,38,40		276,035	289,311
Current tax liabilities	36		367,582	276,388
Other liabilities	3,11,24,40,41		19,958,771	14,799,302
Total liabilities		~~W~~	339,669,735	300,304,150

Equity
Capital stock	25		7,928,078	7,928,078
Hybrid bonds	25		997,987	698,660
Capital surplus	25		398,080	398,080
Capital adjustments	25,36		1,469	4,596
Accumulated other comprehensive loss	25,36		(269,328)	(334,064)
Retained earnings	25,26		16,018,320	14,876,033
Total equity			25,074,606	23,571,383
Total liabilities and equity		~~W~~	364,744,341	323,875,533

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Notes		2019	2018

Interest income		~~W~~	9,629,355	8,725,960
Financial assets at fair value through profit or loss			234,404	185,180
Financial assets at fair value through other comprehensive income and amortized cost			9,394,951	8,540,780
Interest expense			(4,378,977)	(3,695,812)
Net interest income	3,27,35,40		5,250,378	5,030,148

Fees and commission income			1,308,753	1,197,938
Fees and commission expense			(214,210)	(192,008)
Net fees and commission income	3,28,35,40		1,094,543	1,005,930

Dividend income	29,35		13,599	10,230
Net gain on financial instruments at fair value through profit or loss	30,35,40		208,457	343,614
Net foreign currencies transaction gain	35		249,415	87,037
Net gain on disposal of financial asset at fair value through other comprehensive income	9,35		95,842	9,826
Provision for credit loss allowance	3,8,40		(309,558)	(225,894)
General and administrative expenses	31,40		(2,802,837)	(2,758,591)
Net other operating expenses	33,35,40		(868,130)	(667,467)
Operating income			2,931,709	2,834,833

Net non-operating income (expenses)	34		(182,429)	55,663

Profit before income tax			2,749,280	2,890,496

Income tax expense	36		(678,045)	(773,890)
Profit for the year	26		2,071,235	2,116,606

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won, except for earnings per share)	Notes		2019	2018

Other comprehensive income (loss) for the year: Items that are or may be reclassified subsequently to profit or loss	3,25,36
Foreign currency translation differences for foreign operations		~~W~~	9,729	(2,074)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			69,156	117,780
		~~W~~	78,885	115,706
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		~~W~~	(27,792)	(70,330)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			7,985	17,670
		~~W~~	(19,807)	(52,660)
Other comprehensive income for the year, net of income tax			59,078	63,046
Total comprehensive income for the year		~~W~~	2,130,313	2,179,652

Earnings per share:	37
Basic and diluted earnings per share in won		~~W~~	1,285	1,319

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2018

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2018	~~W~~	7,928,078	668,938	398,080	643	(400,299)	13,327,844	21,923,284
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,116,606	2,116,606
Foreign currency translation differences for foreign operations		-	-	-	-	(2,074)	-	(2,074)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	138,639	(3,189)	135,450
Remeasurements of defined benefit plans		-	-	-	-	(70,330)	-	(70,330)
Total comprehensive income (loss) for the year		-	-	-	-	66,235	2,113,417	2,179,652
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(540,000)	(540,000)
Dividends to hybrid bond holders		-	-	-	-	-	(25,228)	(25,228)
Issuance of hybrid bonds		-	199,547	-	-	-	-	199,547
Redemption of hybrid bonds		-	(169,825)	-	(175)	-	-	(170,000)
Share-based payment transactions		-	-	-	4,128	-	-	4,128
Total transactions with owners		-	29,722	-	3,953	-	(565,228)	(531,553)
Balance at December 31, 2018	~~W~~	7,928,078	698,660	398,080	4,596	(334,064)	14,876,033	23,571,383

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2019

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2019	~~W~~	7,928,078	698,660	398,080	4,596	(334,064)	14,876,033	23,571,383
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,071,235	2,071,235
Foreign currency translation differences for foreign operations		-	-	-	-	9,729	-	9,729
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	82,799	(5,658)	77,141
Remeasurements of defined benefit plans		-	-	-	-	(27,792)	-	(27,792)
Total comprehensive income for the year		-	-	-	-	64,736	2,065,577	2,130,313
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(890,000)	(890,000)
Dividends to hybrid bond holders		-	-	-	-	-	(33,115)	(33,115)
Issuance of hybrid bonds		-	299,327	-	-	-	-	299,327
Redemption of hybrid bonds		-	-	-	(3,302)	-	-	(3,302)
Share-based payment transactions		-	-	-	175	-	(175)	-
Total transactions with owners		-	299,327	-	(3,127)	-	(923,290)	(627,090)
Balance at December 31, 2019	~~W~~	7,928,078	997,987	398,080	1,469	(269,328)	16,018,320	25,074,606

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)		2019	2018

Cash flows from operating activities
Profit before income tax	~~W~~	2,749,280	2,890,496
Adjustments for:
Interest income		(9,629,355)	(8,725,960)
Interest expence		4,378,977	3,695,812
Dividend income		(13,599)	(10,230)
Net gain on financial assets at fair value through profit or loss		(80,008)	(271,115)
Net non-cash foreign currencies transaction loss		28,404	154,783
Net gain on sale of financial assets at fair value through other comprehensive income		(95,842)	(9,826)
Provision for credit loss allowance		309,558	241,402
Non-cash employee benefits		137,329	107,448
Depreciation and amortization		344,704	177,524
Net non-cash other operating expenses (income)		201,564	(29,373)
Net non-cash non-operating expenses (income)		142,720	(80,948)
		(4,275,548)	(4,750,483)
Changes in assets and liabilities:
Due from banks		(10,256,485)	6,326,862
Securities at fair value through profit or loss		(3,139,750)	(1,612,173)
Derivative assets		1,480,122	2,759,373
Loans at amortized cost		(14,421,664)	(18,503,793)
Loans at fair value through profit or loss		(222,565)	(34,732)
Other assets		691,200	(4,933,310)
Deposits		26,466,634	13,924,933
Financial liabilities at fair value through profit or loss		(59,064)	28,844
Derivative liabilities		(1,533,658)	(2,688,290)
Defined benefit liabilities		(180,289)	(93,646)
Provisions		(2,893)	102
Other liabilities		4,229,605	540,004
		3,051,193	(4,285,826)

Income tax paid		(603,407)	(418,247)
Interest received		9,808,651	8,764,416
Interest paid		(4,157,677)	(3,787,461)
Dividends received		14,290	131,622
Net cash provided by (used in) operating activities		6,586,782	(1,455,483)

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)		2019	2018

Cash flows from investing activities
Proceeds from sale of securities at fair value through profit or loss	~~W~~	756,399	925,774
Acquisition of securities at fair value through profit or loss		(1,391,004)	(925,116)
Proceeds from sale of securities at fair value through other comprehensive income		29,796,642	22,785,691
Acquisition of securities at fair value through other comprehensive income		(38,423,370)	(23,600,909)
Proceeds from sale of securities at amortized cost		6,318,080	1,792,087
Acquisition of securities at amortized cost		(9,280,277)	(3,567,093)
Proceeds from sale of property and equipment		7,844	31,223
Acquisition of property and equipment		(178,116)	(77,401)
Proceeds from sale of intangible assets		10,518	2,648
Acquisition of intangible assets		(215,932)	(88,986)
Proceeds from sale of investments in associates		5,082	13,712
Acquisition of investments in associates		(74,207)	(162,196)
Proceeds from sale of investment properties		-	15,274
Acquisition of investment properties		(2,771)	(1,132)
Proceeds from sale of non-current assets held for sale		137	3,175
Proceeds from sale of other assets		793,935	945,794
Acquisition of other assets		(787,462)	(944,870)
Net cash used in investing activities		(12,664,502)	(2,852,325)

Cash flows from financing activities
Proceeds from borrowings, net		1,171,938	1,167,078
Proceeds from issuance of debt securities		17,697,533	13,238,301
Repayment of debt securities		(12,047,639)	(8,427,449)
Dividends paid		(925,712)	(563,999)
Issuance of hybrid bonds		299,327	199,547
Redemption of hybrid bonds		-	(170,000)
Acquisition of other liabilities		142,537	95,417
Proceeds from sale of other liabilities		(311,359)	(94,621)
Net cash provided by financing activities		6,026,625	5,444,274

Effect of exchange rate fluctuations on cash and cash equivalents held		19,587	(6,688)
Net increase in cash and cash equivalents		(31,508)	1,129,778

Cash and cash equivalents at beginning of the year (Note 39)		4,462,317	3,332,539
Cash and cash equivalents at end of the year (Note 39)	~~W~~	4,430,809	4,462,317

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting entity

Shinhan Bank (the “Bank”) was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.  The Bank is headquartered at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank.  As of December 31, 2019, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd.  (“Shinhan Financial Group”) owns 100% of those.  As of December 31, 2019, the Bank operates through 737 domestic branches, 139 depository offices, 29 premises and 14 overseas branches.

2. Significant accounting policies

(a) Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s separate financial statements have been prepared in accordance with the accounting policies stated below.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value
•	financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value
•	share-based payment arrangements are initially measured at fair value on grant date
•	changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation.  These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2. Significant accounting policies (continued)

(d) Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4.

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’.  The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2019 are described in Note 3.

(e) Changes in accounting policies

In preparing these separate financial statements, the significant judgments made by management in applying the Bank’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2018 except for the application of the revised standard, which applies for the first time on January 1, 2019, as described below. There are other accounting standards that took effect on January 1, 2019, but they have no significant impact on the separate financial statements.

i) Amendments to K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1107, ‘Financial Instruments: Disclosures’

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, it is assumed that the interest rate index underlying cash flows is not changed by the interest rate index reform when reviewing the occurrence of forecast transaction and the prospective assessment of the hedge effectiveness.  For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on January 1, 2020 but have been applied early as early adoption is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is the hedge accounting as disclosed in Note 7.

ii) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116, published on May 22, 2017, replaces existing standards including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ’Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Bank has applied K-IFRS No.1116 from the year beginning on January 1, 2019, the date of initial application.

At inception of a contract, the Bank assessed whether the contract is, or contains, a lease, and identified whether the contract is, or contains, a lease in accordance with K-IFRS No.1116 at the date of initial application.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2. Significant accounting policies (continued)

(e) Changes in accounting policies (continued)

For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components (hereinafter called ‘non-lease components’) of the contract.

A lessee shall recognize a lease right-of-use asset, which represents a lessee’s right to use an underlying asset (leased asset) for the lease term, and a lease liability, which represents an obligation to make lease payments.  However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, the Bank used the following practical expedients when applying K-IFRS No.1116 to leases previously classified as operating leases under K-IFRS No.1017.

-	Elects not to apply the requirements to recognize lease right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.
-	Excludes initial direct costs from the measurements of the right-of-use assets at the date of initial application.
-	If the contract contains an option to extend or terminate the lease, hindsight is used to determine the lease term.

The comparative separate statement of financial position of the Bank as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes are prepared in accordance with K-IFRS No.1116.  Also, the comparative separate financial statements as of December 31, 2018 and for the year ended December 31, 2018, have not been retrospectively restated according to the transition rules of K-IFRS No.1116.

The details of the right-of-use assets and lease liabilities resulting from the initial application of K-IFRS No.1116 are explained in Notes 11 and 42.

(f) Approval of separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 4, 2020, which will be submitted for approval to the shareholders’ meeting on March 25, 2020.

(g) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’.  The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027.  However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption of K-IFRS’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS.  Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(h) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2. Significant accounting policies (continued)

(h) Foreign currencies (continued)

i) Foreign currency transactions (continued)

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation, or a qualifying cash flow hedge, which are recognized in other comprehensive income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.  However, the Bank’s account overdraft is included in borrowings.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset.  Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(j) Non-derivative financial assets (continued)

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income.  Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value.  Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition.  The Bank recognizes dividends in profit or loss when the Bank’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL.  Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank’s business model in which the asset is managed and the contractual cash flow characteristics of the asset.  Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL.  Debt instruments are reclassified only when the Bank’s business model changes.

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost.  Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss.  Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.  Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity.  On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss.  The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.  Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on financial assets’ in the separate statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL.  Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(j) Non-derivative financial assets (continued)

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized.  The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(k) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase on credit risk and estimates the expected credit loss on a forward looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle.  Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow.  The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(k) Expected credit loss on financial assets (continued)

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable.  When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance.  At each reporting date, the Bank recognizes in profit or loss the amount of the change in lifetime expected credit losses.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income.  As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

(l) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2. Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss.  However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2. Significant accounting policies (continued)

(l) Derivative financial instruments (continued)

vii) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique.  As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred.  The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Property and equipment are initially measured at cost and after initial recognition.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’.  Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of those parts that are replaced is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(o) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both.  An investment property is initially recognized at cost including any directly attributable expenditure.  Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.  The change is accounted for as changes in accounting estimates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(p) Leases – policies applicable from January 1, 2019

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions.  There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability.  The payment of each lease is allocated to the repayment of the liability and finance costs.  The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on an index or a rate

- Amounts expected to be paid by the lessee under a residual value guarantee

- The exercise price under a purchase option that the lessee is reasonably certain to exercise

- Extended lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

The right-of-use asset is initially at cost, which comprises:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

- Extension options and termination options are generally included in multiple real estate lease contracts.

- When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease.

- Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(p) Leases – policies applicable from January 1, 2019 (continued)

- The Bank reassesses whether it is reasonably certain to exercise (or not to exercise) an extension option (or a termination option), upon the occurrence of either a significant event or a significant change in circumstances that:

ⓐ is within the control of the lessee

ⓑ affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of      the lease term.

On December 16, 2019, the IFRS Interpretations Committee published the agenda decision on ‘Lease term and useful life of leasehold improvements’ that the entity should consider all economic penalties for the termination of the lease in the determination of the enforceable period. The Bank is analyzing the impact of changes in accounting policies on the separate financial statements over the period of time available for its decision and plans to reflect the effects on the separate financial statements after the analysis is completed

(q) Leases – policies applicable before January 1, 2019

The Bank classifies and accounts for leases as either a finance or operating lease, depending on the terms.  Leases where the Bank assumes substantially all of the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Bank recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease.  Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned.  If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.  The Bank reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(r) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale.  In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(s) Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.  The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(s) Impairment of non-financial assets (continued)

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(t) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.  The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.  At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(u) Equity capital

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(u) Equity capital (continued)

ii) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(v) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  That benefit is discounted to determine its present value.  Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

ⅴ) Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring.  If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(w) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(x) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(y) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.  Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.  The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period.  Financial guarantee liabilities are included within other liabilities.

From January 1, 2018, after initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(z) Recognition of revenues and expenses

The Bank’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

(aa) Recognition of revenues and expenses

i) Interest income and expense

Interest income and expense are in the scope of K-IFRS No.1109 and recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses.  The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts.  When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(aa) Recognition of revenues and expenses (continued)

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate.  Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities.  However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established.  Usually this is the ex-dividend date for equity securities.

(ab) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.  Significant accounting policies (continued)

(ab) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

Because of the tax positions taken by the Bank, tax uncertainties arise from the complexity of transactions and differences in tax law interpretation. Also, uncertainty arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' assessed tax amount. For the tax amount paid to the tax authorities, in accordance with K-IFRS No.2123, it will be recognized as the corporate tax assets if a refund in the future is probable. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(ac) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements.  Borrowings from trust accounts are included in other liabilities.  Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

(ad) Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc.  Credit risk management is critical to the Bank’s business activities; thus, the Bank carefully manages its credit risk exposure.

(a) Credit risk management

Major policies of the credit risk management are determined by the Risk Policy Committee, which is the Bank’s executive decision-making body for credit risk management.  The Risk Policy Committee is led by the Bank’s Deputy President and Head of Risk Management Group.  The Risk Policy Committee also consists of chief officers from eight different business units.  The Credit Review Committee performs credit review evaluations and operates separately from the Risk Policy Committee.

Each business unit is required to implement the Bank’s risk management policies and procedures.  Risk Management Department reviews compliance of business units with agreed exposure limits established by the Risk Policy Committee, including those for selected industries, country risk and product types.

The Bank established the authorization structure for the approval and renewal of credit facilities.  Authorization limits are allocated to the business unit credit officer.  Larger facilities require approval by the Credit Committee.  The Bank assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned.  Renewals and review of facilities are subject to the same review process.

The Bank is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Bank develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks.  The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval.  In addition to periodic loan reviews by credit officers, the Bank also utilizes an automated monitoring tool which conducts identifications for companies with high probability of default.  Regular reports on the credit quality of portfolios of each business unit are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Bank at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business segments, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits.  The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limits.

- The Risk Management Department and Risk Engineering Department establishes a credit risk limit operation plan for the entire bank at least once a year, and commits it to the risk policy committee.

- Each business unit monitors and adheres to credit risk limits assigned.

- Identify and manage by individual and corporate customers, industry and nationality for identified credit risk.

- Set limits on acceptable risks for individual borrowers or borrowers, and by geographical sectors.

- The risk is reviewed on an annual basis or within a period when it is deemed necessary, and the limits of risks by product, industry and country are approved by the Board on a quarterly basis.

- The maximum amount of exposure by the borrower, including the public institution, is managed separately by the lower level limit for the accounts in the separate financial statements and the other accounts, and the limit of the risk is also determined for daily transactions related to commodity transactions such as foreign currency forward transactions.

- Actual maximum exposure limit is managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the credit limit in the process.

Other risk management measures are as follows.

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral is generally required, and the Bank has adopted a policy for pledging certain types of assets.  The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

Long-term loans are generally collateralized.  On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Bank establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products.  Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk management and risk mitigation policy (continued)

iii) Collective offsetting contracts

The Bank manages its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in executing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the separate financial statements, as transactions are usually set at a gross amount basis.  However, when all amounts to a particular counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Bank's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Guarantees and credit enhancements have credit risks similar to credit.  Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk.  The credit enhancement arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Bank is potentially exposed to the same amount as the total unused arrangements.  Long-term contracts generally have a greater degree of credit risk than short-term, and the Bank monitors the maturity of credit arrangements.

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At each reporting date, the Bank assesses whether the credit risk on a financial instrument has increased significantly since initial recognition.  When making the assessment, the Bank uses the change in the risk of default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.  To make that assessment, the Bank compares the risk of default occurring on the financial instrument as at the reporting date with the risk of default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The supporting information also includes historical default data held by the Bank and the analysis by internal credit risk rating specialists.

ⓐ Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default.  The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

ⓑ Measuring term structure of probability of default

The Bank accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment.  For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

ⓒ Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.  The factors evaluated to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures

Significant change in credit ratings	Significant change in credit ratings
Continued past due for more than 30 days	Continued past due for more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

ⓒ Significant increases in credit risk (continued)

The Bank considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due for more than 30 days.  The Bank counts the number of days past due from the earliest date on which the Bank has not received the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall be more predictive than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of default occurring at initial recognition based on the original, unmodified contractual terms and the risk of default occurring at the reporting date based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’).  These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments.  If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-months expected credit losses for that exposure again.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation.  However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)

- internal data and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by internal experts based on a variety of sources when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Bank utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank identified the key macroeconomic variables relevant to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price change rates	Positive
Benchmark rate	Positive
3-year interest rate for Korea treasury bond	Positive
3-year interest rate for corporate bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, were derived based on data from the past nine years.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates.  When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults.  The Bank calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery.  In particular, LGD for retail loan products uses loan to value (LTV) as a key variable.  The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity.  The Bank takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the Bank and adjusted if necessary.  The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security for which the Bank does not expect to receive principal and interest.  In general, the Bank conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Bank and is carried out with the approval of an external institution, if necessary. However, the Bank may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

		December 31, 2019	December 31, 2018
Due from banks (*1)(*2):
Banks	~~W~~	2,716,306	3,247,581
Governments		14,493,528	3,691,184
		17,209,834	6,938,765
Loans at amortized cost (*1)(*2):
Banks		4,180,510	8,651,580
Retail
Mortgage lending		46,633,770	44,366,805
Others		84,635,066	74,916,473
		131,268,836	119,283,278
Governments		2,425,213	690,658
Corporate
Large enterprises		25,043,965	25,970,091
Small and medium-sized enterprises		78,243,337	74,418,254
Special finance		6,024,424	4,231,473
Others		474	942
		109,312,200	104,620,760
		247,186,759	233,246,276
Loans at FVTPL:
Banks		-	20,004
Corporate
Large enterprises		714,946	319,918
Small and medium-sized enterprises		154,045	305,315
		868,991	625,233
		868,991	645,237
Securities at FVTPL:
Debt securities		16,485,641	12,607,677
Gold/silver deposits		111,715	154,881
		16,597,356	12,762,558
Securities at FVOCI (*1)		38,866,832	30,293,475
Securities at amortized cost (*1)		19,323,185	16,230,964
Derivative assets		2,107,875	1,488,548
Other financial assets (*1)(*3)		13,279,832	13,931,897
Off balance sheet items:
Financial guarantee contracts		9,116,456	8,334,092
Loan commitments and other liabilities for credit		92,735,650	87,175,322
		101,852,106	95,509,414
	~~W~~	457,292,770	411,047,134

(*1) The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposures of financial instruments to credit risk by credit risk grade as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	2,717,753	-	1,341	-	-	2,719,094	(2,788)	2,716,306	-
Governments		14,493,591	-	592	-	-	14,494,183	(655)	14,493,528	-
		17,211,344	-	1,933	-	-	17,213,277	(3,443)	17,209,834	-
Loans at amortized cost:
Banks		2,261,173	1,814,256	73,769	38,854	-	4,188,052	(7,542)	4,180,510	43,732
Retail		117,531,674	4,881,644	5,476,794	3,335,176	382,642	131,607,930	(339,094)	131,268,836	73,919,716
Governments		2,314,523	111,987	-	-	-	2,426,510	(1,297)	2,425,213	-
Corporate		70,100,298	19,847,088	9,086,482	10,492,950	738,453	110,265,271	(953,071)	109,312,200	67,611,243
		192,207,668	26,654,975	14,637,045	13,866,980	1,121,095	248,487,763	(1,301,004)	247,186,759	141,574,691
Securities at FVOCI (*1)		32,400,748	6,244,737	-	221,347	-	38,866,832	-	38,866,832	-
Securities at amortized cost		18,988,990	337,328	-	-	-	19,326,318	(3,133)	19,323,185	-
	~~W~~	260,808,750	33,237,040	14,638,978	14,088,327	1,121,095	323,894,190	(1,307,580)	322,586,610	141,574,691

(*1) Provision for credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~19,646 million.

		December 31, 2018
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	3,250,553	-	2,060	-	-	3,252,613	(5,032)	3,247,581	-
Governments		3,693,500	-	-	-	-	3,693,500	(2,316)	3,691,184	-
		6,944,053	-	2,060	-	-	6,946,113	(7,348)	6,938,765	-
Loans at amortized cost:
Banks		7,320,003	1,221,132	91,050	36,650	-	8,668,835	(17,255)	8,651,580	52,699
Retail		107,433,391	4,136,924	4,816,542	2,897,068	339,582	119,623,507	(340,229)	119,283,278	70,422,265
Governments		688,758	2,399	-	-	-	691,157	(499)	690,658	-
Corporate		70,283,143	16,834,444	9,028,895	8,939,500	667,266	105,753,248	(1,132,488)	104,620,760	64,752,435
		185,725,295	22,194,899	13,936,487	11,873,218	1,006,848	234,736,747	(1,490,471)	233,246,276	135,227,399
Securities at FVOCI (*1)		26,035,479	4,155,354	-	102,642	-	30,293,475	-	30,293,475	-
Securities at amortized cost		15,957,707	276,857	-	-	-	16,234,564	(3,600)	16,230,964	-
	~~W~~	234,662,534	26,627,110	13,938,547	11,975,860	1,006,848	288,210,899	(1,501,419)	286,709,480	135,227,399

(*1) Provision for credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~18,227 million.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposures per credit grade of off balance sheet items as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	4,379,407	412,825	-	4,792,232
Grade 2		4,197,314	119,729	-	4,317,043
Impaired		-	-	7,181	7,181
		8,576,721	532,554	7,181	9,116,456
Loan commitment and other credit line
Grade 1		72,678,035	4,385,864	-	77,063,899
Grade 2		14,611,269	1,059,771	-	15,671,040
Impaired		-	-	711	711
		87,289,304	5,445,635	711	92,735,650
	~~W~~	95,866,025	5,978,189	7,892	101,852,106

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	3,467,118	237,277	-	3,704,395
Grade 2		4,512,789	114,001	-	4,626,790
Impaired		-	-	2,907	2,907
		7,979,907	351,278	2,907	8,334,092
Loan commitment and other credit line
Grade 1		69,013,564	2,942,543	-	71,956,107
Grade 2		14,308,173	911,042	-	15,219,215
Impaired		-	-	-	-
		83,321,737	3,853,585	-	87,175,322
	~~W~~	91,301,644	4,204,863	2,907	95,509,414

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposures per collateral of financial instruments as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	10,407,151	3,639,810	57,032	14,103,993
Deposits and savings		439,764	181,532	1,029	622,325
Property and equipment		1,013,561	307,502	12,511	1,333,574
Real estate		116,697,154	14,009,256	317,027	131,023,437
	~~W~~	128,557,630	18,138,100	387,599	147,083,329

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	11,938,869	3,776,603	50,050	15,765,522
Deposits and savings		482,588	168,852	677	652,117
Property and equipment		1,057,611	244,824	18,766	1,321,201
Real estate		108,171,262	13,232,976	242,851	121,647,089
	~~W~~	121,650,330	17,423,255	312,344	139,385,929

iv) Credit risk exposures per LTV of mortgage loans as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	~~W~~	17,727,902	14,823,997	12,631,594	541,438	917,907	46,642,838
Less: allowance		(1,100)	(1,875)	(4,715)	(916)	(462)	(9,068)
	~~W~~	17,726,802	14,822,122	12,626,879	540,522	917,445	46,633,770

		December 31, 2018
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	~~W~~	16,673,201	14,676,043	12,155,973	437,967	432,378	44,375,562
Less: allowance		(1,049)	(1,947)	(4,699)	(728)	(334)	(8,757)
	~~W~~	16,672,152	14,674,096	12,151,274	437,239	432,044	44,366,805

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

v) Credit risk exposure per grades of financial instruments as of December 31, 2019 and 2018 were as follows:

Type of borrowers	Grade 1	Grade 2
Banks and Governments	OECD sovereign credit rating of 6 or above (as applied to the nationalities of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationalities of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporate (loans and credit cards)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime credit losses, and the contractual cash flows were modified during the years ended December 31, 2019 and 2018, the amortized costs before modification amounted to ~~W~~51,277 million and ~~W~~45,178 million, respectively, and the net losses resulting from the modification amounted to ~~W~~8,875 million and ~~W~~14,953 million, respectively.

ii) As of December 31, 2019 and 2018, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance was measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses during the years ended December 31, 2019 and 2018 were ~~W~~3,782 million and ~~W~~1,159 million.

(g) The contractual amounts outstanding on financial assets that were written-off but were still subject to enforcement activity as of December 31, 2019 and 2018, were ~~W~~5,945,254 million and ~~W~~5,826,359 million, respectively.

(h) As of December 31, 2019 and 2018, there were no assets acquired by the execution of collateral.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks: (*1)
Banks	~~W~~	111,931	1,071,407	376,214	85,562	8,436	119	801,474	261,163	2,716,306
Governments		14,081,010	325,392	-	-	-	-	-	87,126	14,493,528
		14,192,941	1,396,799	376,214	85,562	8,436	119	801,474	348,289	17,209,834
Loans at amortized cost:
Banks		608,548	-	11,565	166,744	216,786	844,228	532,880	1,799,759	4,180,510
Retail		130,050,104	200,909	2,880	10,730	1,509	3,527	657,233	341,944	131,268,836
Governments		2,313,311	-	-	-	-	-	-	111,902	2,425,213
Corporate		102,292,424	1,619,701	42,803	24,254	13,040	709,546	484,923	4,125,509	109,312,200
		235,264,387	1,820,610	57,248	201,728	231,335	1,557,301	1,675,036	6,379,114	247,186,759

Loans at FVTPL		868,991	-	-	-	-	-	-	-	868,991
Securities at FVTPL		15,878,158	163,598	125,499	18,732	5,064	111	158,380	247,814	16,597,356
Securities at FVOCI		36,090,913	1,449,323	97,710	179,082	93,769	-	287,501	668,534	38,866,832
Securities at amortized cost		19,060,305	2,314	-	-	-	-	-	260,566	19,323,185
	~~W~~	321,355,695	4,832,644	656,671	485,104	338,604	1,557,531	2,922,391	7,904,317	340,052,957

(*1) Geographical breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks: (*1)
Banks	~~W~~	21,987	1,371,202	153,306	403,993	1,935	200	995,133	299,825	3,247,581
Governments		3,165,755	406,066	-	-	-	-	-	119,363	3,691,184
		3,187,742	1,777,268	153,306	403,993	1,935	200	995,133	419,188	6,938,765
Loans at amortized cost:
Banks		4,745,630	-	108,842	330,246	444,405	616,566	770,744	1,635,147	8,651,580
Retail		118,292,044	200,879	2,103	10,314	1,811	2,440	505,280	268,407	119,283,278
Governments		688,261	-	-	-	-	-	-	2,397	690,658
Corporate		98,435,820	1,335,026	22,770	28,599	171	744,997	426,835	3,626,542	104,620,760
		222,161,755	1,535,905	133,715	369,159	446,387	1,364,003	1,702,859	5,532,493	233,246,276

Loans at FVTPL		645,237	-	-	-	-	-	-	-	645,237
Securities at FVTPL		12,385,509	53,863	158,055	27,064	11,507	-	38,992	87,568	12,762,558
Securities at FVOCI		28,819,245	594,247	21,749	131,092	46,417	-	258,461	422,264	30,293,475
Securities at amortized cost		16,037,112	2,233	-	-	-	-	-	191,619	16,230,964
	~~W~~	283,236,600	3,963,516	466,825	931,308	506,246	1,364,203	2,995,445	6,653,132	300,117,275

(*1) Geographical breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and service	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks: (*1)
Banks	~~W~~	2,716,306	-	-	-	-	-	-	-	2,716,306
Government		14,493,528	-	-	-	-	-	-	-	14,493,528
		17,209,834	-	-	-	-	-	-	-	17,209,834
Loans at amortized cost:
Banks		3,792,399	-	-	-	-	-	388,111	-	4,180,510
Retail		-	-	-	-	-	-	-	131,268,836	131,268,836
Governments		2,425,213	-	-	-	-	-	-	-	2,425,213
Corporate		4,055,898	39,893,191	14,781,203	23,634,382	2,591,540	5,016,068	19,339,918	-	109,312,200
		10,273,510	39,893,191	14,781,203	23,634,382	2,591,540	5,016,068	19,728,029	131,268,836	247,186,759

Loans at FVTPL		130,129	478,130	120,432	-	3,500	900	135,900	-	868,991
Securities at FVTPL		11,301,811	1,354,529	819,381	139,124	169,548	55,096	2,757,867	-	16,597,356
Securities at FVOCI		22,531,919	2,116,718	319,380	555,859	695,380	2,779	12,644,797	-	38,866,832
Securities at amortized cost		6,640,469	26,616	-	108,112	120,492	-	12,427,496	-	19,323,185
	~~W~~	68,087,672	43,869,184	16,040,396	24,437,477	3,580,460	5,074,843	47,694,089	131,268,836	340,052,957

(*1) Industrial breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and service	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks: (*1)
Banks	~~W~~	3,247,581	-	-	-	-	-	-	-	3,247,581
Government		3,691,184	-	-	-	-	-	-	-	3,691,184
		6,938,765	-	-	-	-	-	-	-	6,938,765
Loans at amortized cost:
Banks		8,372,012	-	-	300	-	-	279,268	-	8,651,580
Retail		-	-	-	-	-	-	-	119,283,278	119,283,278
Governments		690,658	-	-	-	-	-	-	-	690,658
Corporate		3,643,353	39,668,341	14,949,785	21,294,789	2,419,709	4,717,706	17,927,077	-	104,620,760
		12,706,023	39,668,341	14,949,785	21,295,089	2,419,709	4,717,706	18,206,345	119,283,278	233,246,276

Loans at FVTPL		62,005	178,827	208,633	20,004	1,000	900	173,868	-	645,237
Securities at FVTPL		8,911,044	723,917	992,374	47,772	141,749	60,829	1,884,873	-	12,762,558
Securities at FVOCI		18,870,104	1,414,471	242,857	331,204	357,281	-	9,077,558	-	30,293,475
Securities at amortized cost		4,451,530	36,519	-	61,275	30,454	-	11,651,186	-	16,230,964
	~~W~~	51,939,471	42,022,075	16,393,649	21,755,344	2,950,193	4,779,435	40,993,830	119,283,278	300,117,275

(*1) Industrial breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-2. Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Bank’s income.  Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc. and non-trading position is mainly exposed to interest rates.  The Bank separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Risk Policy Committee.  The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the Risk Policy Committee and for the day-to-day review of their implementation.  The Risk Policy Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk.  The Risk Management Department monitors operation departments and reports regularly to the Risk Policy Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Bank is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee. The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a) Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Bank’s risk management parameters.  Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.  These risk management processes enable the Bank to manage the scale of potential losses within a certain range when a crisis occurs.

i) Measurement method on market risk arising from trading positions

The principal tool used to measure and control market risk exposure within the Bank’s trading position is VaR.  The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level).  The Bank measures market risk based on 99.9% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique.  However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data.  The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature.  VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

The Bank directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position.  The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter.  The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually.  VaR is measured at least daily.  The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii) VaR of trading positions

An analysis of trading position VaR for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	21,208	32,430	12,709	28,313
Equity risk		18,136	49,424	8,171	15,386
Foreign currency risk (*1)		24,727	29,085	22,259	25,910
Volatility risk		161	325	60	212
Commodity risk		15	104	-	10
Covariance		(16,322)	(29,815)	(11,717)	(21,879)
	~~W~~	47,925	81,553	31,482	47,952

		2018
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	22,559	29,748	16,194	18,797
Equity risk		12,118	25,701	1,976	22,212
Foreign currency risk (*1)		39,282	45,738	34,162	34,294
Volatility risk		131	511	30	261
Commodity risk		17	61	-	24
Covariance		(30,150)	(44,297)	(14,337)	(21,298)
	~~W~~	43,957	57,462	38,025	54,290

(*1) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk.  Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.  Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands.  The Risk Policy Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

The Bank measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA).  The Bank also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the variable amount (rateVaR) of the net asset value (rateVaR) and the maximum expected interest loss (rate EaR) when the IRRBB Standard Method Rate Scenario is applied as presented by the Bank for International Settlements (BIS). The IRRBB Standard Method measures the interest rate risk by reflecting customer behavior models.

The Bank uses six scenarios defined by the Basel Committee (① parallel up shock ② parallel down shock ③ Steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock) for calculating the interest rate risk. Based on six scenarios, the change in the value of the net asset is measured to calculate the maximum loss estimate (VaR: Value at Risk). The maximum expected amount of change in profit or loss (EaR : Earning at Risk) is calculated by measuring the change in net interest margin(economic value of equity) based on two scenarios(parallel up shock and parallel down shock).

ii) Interest rate VaR and EaR for non-trading positions

As of December 31, 2019, in the IRRBB method based BIS, the existing interest rate VaR and the interest rate EaR are expressed as maximum loss forecast amount of △ EVE (Economic Value of Equity) and expected maximum profit or loss of △ NII (Net Interest Income), respectively. As of December 31, 2018, the value is based on the existing method of calculation as the regulation on the supervision of interest rate leeks was revised at the end of 2019.

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Interest rate VaR	~~W~~	468,214	431,264
Interest rate EaR		217,250	372,397

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which include all spot and future foreign currency positions, etc.  The Risk Policy Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position.  The Bank’s foreign exchange position is centralized at S&T Center.  Dealers in the S&T Center manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY).  Other foreign currencies are traded at smaller scale.

Foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,123,591	158,893	155,425	172,306	485,581	4,095,796
Securities at FVTPL		910,503	14,205	115,969	-	231,441	1,272,118
Derivative assets		186,787	4	5,947	-	38,718	231,456
Loans at amortized cost		16,427,272	539,364	523,890	27,277	3,284,001	20,801,804
Securities at FVOCI		3,956,583	1,120	49,447	-	300,907	4,308,057
Securities at amortized cost		114,357	-	-	-	249,716	364,073
Other financial assets		2,600,554	62,870	169,471	262,503	351,964	3,447,362
	~~W~~	27,319,647	776,456	1,020,149	462,086	4,942,328	34,520,666

Liabilities
Deposits	~~W~~	12,534,520	667,303	449,172	178,402	1,768,329	15,597,726
Financial liabilities at FVTPL		-	-	-	-	467,761	467,761
Derivative liabilities		144,447	-	10,272	-	3,368	158,087
Borrowings		8,567,610	135,102	73,101	14,909	22,460	8,813,182
Debt securities issued		4,918,347	319,041	704,504	-	895,196	6,837,088
Other financial liabilities		3,785,666	81,305	122,143	271,990	847,676	5,108,780
	~~W~~	29,950,590	1,202,751	1,359,192	465,301	4,004,790	36,982,624

Net assets (liabilities)	~~W~~	(2,630,943)	(426,295)	(339,043)	(3,215)	937,538	(2,461,958)

Off balance sheet items
Derivative exposures		2,332,013	17,455	370,460	(112,270)	(653,500)	1,954,158
Net position	~~W~~	(298,930)	(408,840)	31,417	(115,485)	284,038	(507,800)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,813,307	199,950	89,456	79,699	450,632	4,633,044
Securities at FVTPL		410,497	-	37,184	-	169,810	617,491
Derivative assets		111,036	4	2,299	-	11,144	124,483
Loans at amortized cost		14,929,193	516,165	926,207	35,795	2,417,269	18,824,629
Securities at FVOCI		2,579,836	-	-	-	223,255	2,803,091
Securities at amortized cost		116,333	-	-	-	186,515	302,848
Other financial assets		2,899,688	64,003	69,637	339,312	221,079	3,593,719
	~~W~~	24,859,890	780,122	1,124,783	454,806	3,679,704	30,899,305

Liabilities
Deposits	~~W~~	11,615,783	605,718	483,610	196,598	1,334,209	14,235,918
Financial liabilities at FVTPL		-	-	-	-	458,934	458,934
Derivative liabilities		165,761	-	1,914	-	4,575	172,250
Borrowings		6,618,578	85,470	112,683	6,798	106,321	6,929,850
Debt securities issued		4,110,789	317,125	40,933	-	1,103,732	5,572,579
Other financial liabilities		2,620,311	99,791	123,927	332,121	380,061	3,556,211
	~~W~~	25,131,222	1,108,104	763,067	535,517	3,387,832	30,925,742

Net assets (liabilities)	~~W~~	(271,332)	(327,982)	361,716	(80,711)	291,872	(26,437)

Off balance sheet items
Derivative exposures		316,006	(58,495)	(388,554)	(32,425)	(88,916)	(252,384)
Net position	~~W~~	44,674	(386,477)	(26,838)	(113,136)	202,956	(278,821)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-3. Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management.  The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;
•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Bank’s cash flows of financial assets and financial liabilities.  The amounts disclosed in the table are the contractual undiscounted cash flows.  Since the effect of the discount is insignificant for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-3. Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	19,220,857	370,211	44,167	11,737	-	-	19,646,972
Securities at FVTPL		14,743,178	1,610,661	69,860	217,286	20,113	-	16,661,098
Derivative assets		1,980,697	48,668	62,652	108,511	605,246	468,125	3,273,899
Loans at amortized cost		15,837,191	27,017,038	37,175,127	63,049,560	75,319,678	56,277,160	274,675,754
Loans at FVTPL		238	659,252	9,758	55,527	156,642	-	881,417
Securities at FVOCI		37,666,762	-	-	-	-	1,899,268	39,566,030
Securities at amortized cost		1,109,057	1,832,829	1,423,783	1,757,082	14,133,055	372,016	20,627,822
Other financial assets		10,792,909	-	1,168	148,905	6,375	2,381,850	13,331,207
	~~W~~	101,350,889	31,538,659	38,786,515	65,348,608	90,241,109	61,398,419	388,664,199
Liabilities
Deposits	~~W~~	137,669,480	28,679,009	35,393,493	56,583,403	7,492,413	986,932	266,804,730
Financial liabilities at FVTPL		437,324	1,096	12,095	10,455	48,609	-	509,579
Derivative liabilities		1,883,833	35,095	45,477	84,498	485,866	321,736	2,856,505
Borrowings		4,040,319	2,836,630	2,522,273	3,316,213	3,713,152	1,158,444	17,587,031
Debt securities issued		961,430	2,218,141	3,756,325	6,398,548	20,457,735	3,987,936	37,780,115
Other financial liabilities		17,582,007	26,239	37,000	138,792	221,594	2,186,718	20,192,350
	~~W~~	162,574,393	33,796,210	41,766,663	66,531,909	32,419,369	8,641,766	345,730,310

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Financial assets at FVTPL and financial assets at FVOCI except for assets restricted for sale for certain periods were included in 1 month or less.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-3. Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	8,785,105	317,148	314,468	5,829	58	-	9,422,608
Securities at FVTPL		12,811,266	-	-	-	-	-	12,811,266
Derivative assets		1,482,088	50,498	66,815	106,966	495,274	262,007	2,463,648
Loans at amortized cost		20,720,192	25,235,452	36,677,628	57,845,689	66,805,654	53,581,600	260,866,215
Loans at FVTPL		28,221	386,353	39,154	102,394	101,725	-	657,847
Securities at FVOCI		30,321,368	-	-	-	-	409,913	30,731,281
Securities at amortized cost		455,145	1,275,361	331,535	2,006,604	13,256,153	409,604	17,734,402
Other financial assets		12,914,228	-	-	-	-	1,080,846	13,995,074
	~~W~~	87,517,613	27,264,812	37,429,600	60,067,482	80,658,864	55,743,970	348,682,341
Liabilities
Deposits	~~W~~	125,448,248	22,381,235	31,253,344	51,166,194	9,741,189	501,790	240,492,000
Financial liabilities at FVTPL		459,336	193	53	10,403	10,124	-	480,109
Derivative liabilities		1,676,522	40,891	56,711	102,831	523,026	272,663	2,672,644
Borrowings		3,553,602	2,794,953	1,999,265	2,747,962	3,993,928	1,103,572	16,193,282
Debt securities issued		1,062,901	3,120,247	3,710,736	6,612,276	13,497,283	3,399,603	31,403,046
Other financial liabilities		14,842,223	-	-	-	130,122	-	14,972,345
	~~W~~	147,042,832	28,337,519	37,020,109	60,639,666	27,895,672	5,277,628	306,213,426

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Financial assets at FVTPL and financial assets at FVOCI except for assets restricted for sale for certain periods were included in 1 month or less.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfil the obligation under the guarantee when the counterparty requests for the payment.

Off balance sheet items as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Financial guarantee contracts	~~W~~	9,116,456	8,334,092
Loan commitments and others		92,735,650	87,175,322
	~~W~~	101,852,106	95,509,414

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-4. Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.  The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.  For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2019 and 2018 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	686,446	182,545	868,991
Securities at FVTPL:
Debt securities		823,666	14,111,811	1,550,164	16,485,641
Equity securities		11,760	-	50,967	62,727
Gold/silver deposits		111,715	-	-	111,715
		947,141	14,111,811	1,601,131	16,660,083
Derivative assets:
Trading		-	1,948,832	4,457	1,953,289
Hedging		-	151,810	2,776	154,586
		-	2,100,642	7,233	2,107,875
Securities at FVOCI:
Debt securities		9,394,007	29,472,824	-	38,866,831
Equity securities		183,078	-	408,056	591,134
		9,577,085	29,472,824	408,056	39,457,965
	~~W~~	10,524,226	46,371,723	2,198,965	59,094,914
Financial liabilities
Financial liabilities at FVTPL:
Securities sold	~~W~~	40,320	-	-	40,320
Gold/silver deposits		467,761	-	-	467,761
		508,081	-	-	508,081
Derivative liabilities:
Trading		197	1,675,184	4,240	1,679,621
Hedging		-	20,329	189,750	210,079
		197	1,695,513	193,990	1,889,700
	~~W~~	508,278	1,695,513	193,990	2,397,781

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2019 and 2018 by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	407,996	237,241	645,237
Securities at FVTPL:
Debt securities		520,089	11,007,914	1,079,674	12,607,677
Equity securities		4,953	-	43,755	48,708
Gold/silver deposits		154,881	-	-	154,881
		679,923	11,007,914	1,123,429	12,811,266
Derivative assets:
Trading		-	1,450,779	2,675	1,453,454
Hedging		-	30,508	4,586	35,094
		-	1,481,287	7,261	1,488,548
Securities at FVOCI:
Debt securities		9,164,543	21,128,932	-	30,293,475
Equity securities		135,815	-	301,991	437,806
		9,300,358	21,128,932	301,991	30,731,281
	~~W~~	9,980,281	34,026,129	1,669,922	45,676,332
Financial liabilities
Financial liabilities at FVTPL:
Securities sold	~~W~~	20,625	-	-	20,625
Gold/silver deposits		458,934	-	-	458,934
		479,559	-	-	479,559
Derivative liabilities:
Trading		954	1,300,320	2,658	1,303,932
Hedging		-	106,261	361,120	467,381
		954	1,406,581	363,778	1,771,313
	~~W~~	480,513	1,406,581	363,778	2,250,872

ii) There was no transfer between level 1 and level 2 for the years ended December 31, 2019 and 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance	~~W~~	237,241	1,123,429	301,991	(356,517)	1,306,144
Total gain or loss:
Recognized in profit or loss (*1)		38	33,549	-	106,279	139,866
Recognized in other comprehensive income		-	-	20,490	-	20,490
Purchases/issues		96,171	592,265	92,861	(561)	780,736
Settlements		(150,905)	(156,758)	-	63,828	(243,835)
Others (*2)		-	-	(7,286)	-	(7,286)
Transfers into level 3 (*3)		-	11,906	-	248	12,154
Transfers from level 3 (*3)		-	(3,260)	-	(34)	(3,294)
Ending balance	~~W~~	182,545	1,601,131	408,056	(186,757)	2,004,975

		December 31, 2018
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance	~~W~~	113,168	826,251	277,464	(418,594)	798,289
Total gain or loss:
Recognized in profit or loss (*1)		3,012	88,392	-	56,362	147,766
Recognized in other comprehensive income		-	-	24,583	-	24,583
Purchases/issues		187,474	291,769	-	(779)	478,464
Settlements		(66,413)	(82,983)	(56)	6,488	(142,964)
Transfers into level 3 (*3)		-	-	-	6	6
Ending balance	~~W~~	237,241	1,123,429	301,991	(356,517)	1,306,144

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2019 and 2018 were presented in the statements of comprehensive income as follows:

		December 31, 2019		December 31, 2018
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	34,055	33,363	92,194	87,501
Net other operating income		105,811	105,811	55,572	55,572
	~~W~~	139,866	139,174	147,766	143,073

(*2) These financial instruments were reclassified to investments in subsidiaries and associates.

(*3) These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed.  The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	686,446	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		14,111,811	Discounted cash flow Net asset value	Discount rate Price of underlying assets
Derivative assets	Trading		1,948,832	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		151,810
			2,100,642
Securities at FVOCI	Debt securities		29,472,824	Discounted cash flow	Discount rate
		~~W~~	46,371,723
Financial liabilities
Derivative liabilities	Trading	~~W~~	1,675,184	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		20,329
		~~W~~	1,695,513

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2019 and 2018 were as follows: (continued)

	December 31, 2018
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	407,996	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		11,007,914	Discounted cash flow Net asset value	Discount rate Price of underlying assets
Derivative assets	Trading		1,450,779	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		30,508
			1,481,287
Securities at FVOCI	Debt securities		21,128,932	Discounted cash flow	Discount rate
		~~W~~	34,026,129
Financial liabilities
Derivative liabilities	Trading	~~W~~	1,300,320	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		106,261
		~~W~~	1,406,581

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	182,545	Volatility of underlying assets	13.21%~46.36%
Securities at FVTPL	Net asset value method	Debt securities		1,550,164	Price of underlying assets	-
	Discounted cash flow	Equity securities		50,967	Discount rate Terminal growth rate	5.06%~15.42% 0.00%
				1,601,131
Derivative assets	Option model (*2)	Equity and foreign exchange related		2,844	Volatility of underlying assets	1.51%~22.24%

	Option model (*2)	Interest rates related		4,389	Volatility of underlying assets	0.50%~0.67%
					Regression coefficient	1.30%~1.57%
					Correlations	59.53%
				7,233
Securities at FVOCI	Discounted cash flow	Equity securities		408,056	Discount rate	7.78%~19.21%
					Terminal growth rate	0.00%
			~~W~~	2,198,965

Financial liabilities
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	~~W~~	3,141	Volatility of underlying assets	1.51%~22.24%

	Option model (*2)	Interest rates related		190,849	Volatility of underlying assets	0.50%~0.67%
					Regression coefficient	1.30%~2.77%
					Correlations	45.06%~90.34%
			~~W~~	193,990

(*1) The Bank uses binominal tree option model when measuring the fair value for loans at FVTPL.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2019 and 2018 were as follows: (continued)

	December 31, 2018
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	237,241	Volatility of underlying assets	16.39%~42.56%
Securities at FVTPL	Net asset value method	Debt securities		1,079,674	Price of underlying assets	-
	Discounted cash flow	Equity securities		43,755	Discount rate Terminal growth rate	5.80%~17.00% 0.00%
				1,123,429
Derivative assets	Option model (*2)	Equity and foreign exchange related		145	Volatility of underlying assets	2.20%~25.96%

	Option model (*2)	Interest rates related		7,116	Volatility of underlying assets	0.47%~0.78%
					Regression coefficient	0.42%~1.65%
					Correlations	44.93%~90.34%
				7,261
Securities at FVOCI	Discounted cash flow	Equity securities		301,991	Discount rate	8.43%~17.40%
					Terminal growth rate	0.00%
			~~W~~	1,669,922

Financial liabilities
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	~~W~~	256	Volatility of underlying assets	2.20%~25.96%

	Option model (*2)	Interest rates related		363,522	Volatility of underlying assets	0.47%~0.78%
					Regression coefficient	0.42%~2.77%
					Correlations	28.15%~90.34%
			~~W~~	363,778

(*1) The Bank uses binominal tree option model when measuring the fair value for loans at FVTPL.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2019 and 2018 were as follows:

			December 31, 2019
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*1)		~~W~~	9,925	(3,431)	-	-
Securities at FVTPL (*2)	Debt securities (*3)		790	(534)	-	-
	Equity securities		10,096	(2,485)	-	-
Derivative assets (*1)	Equity and foreign exchange related		9	(9)	-	-
	Interest rates related		543	(1,151)	-	-
Securities at FVOCI (*2)	Equity securities		-	-	16,228	(7,943)
		~~W~~	21,363	(7,610)	16,228	(7,943)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	16	(21)	-	-
	Interest rates related		7,119	(10,597)	-	-
		~~W~~	7,135	(10,618)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~1,550,164 million of Securities at FVTPL classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs (continued)

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2019 and 2018 were as follows: (continued)

			December 31, 2018
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*1)		~~W~~	8,858	(7,233)	-	-
Securities at FVTPL (*2)	Debt securities (*3)		1,176	(807)	-	-
	Equity securities		3,256	(1,754)	-	-
Derivative assets (*1)	Equity and foreign exchange related		57	(38)	-	-
	Interest rates related		461	(701)	-	-
Securities at FVOCI (*2)	Equity securities		-	-	8,596	(4,843)
		~~W~~	13,808	(10,533)	8,596	(4,843)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	854	(912)	-	-
	Interest rates related		10,186	(10,362)	-	-
		~~W~~	11,040	(11,274)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~1,079,674 million of Securities at FVTPL classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.
Securities at amortized cost	The fair value of securities at amortized cost is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.
Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical.  The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	2,430,026	-	-	2,430,026	2,430,026
Due from banks		17,213,277	-	(3,443)	17,209,834	17,209,834
Loans at amortized cost:
Household loans		116,047,478	415,113	(273,063)	116,189,528	116,592,611
Corporate loans		125,541,959	81,819	(1,007,746)	124,616,032	125,557,893
Public and other loans		3,189,535	1,847	(13,980)	3,177,402	3,195,896
Loans to bank		3,210,012	-	(6,215)	3,203,797	3,216,550
Securities at amortized cost:
Government bonds		12,201,742	-	(578)	12,201,164	12,450,504
Financial institutions bonds		3,063,779	-	(427)	3,063,352	3,070,664
Corporate bonds and others		4,060,797	-	(2,128)	4,058,669	4,112,624
Other financial assets		13,331,206	(35,113)	(16,262)	13,279,831	13,296,287
	~~W~~	300,289,810	463,666	(1,323,842)	299,429,635	301,132,889
Liabilities
Deposits:
Demand deposits	~~W~~	109,483,607	-	-	109,483,607	109,483,607
Time deposits		136,891,495	-	-	136,891,495	136,897,778
Negotiable certificates of deposits		8,602,208	-	-	8,602,208	8,607,267
Note discount deposits		4,747,587	-	-	4,747,587	4,747,425
CMA (*1)		3,987,372	-	-	3,987,372	3,987,372
Others		20,477	-	-	20,477	20,477
Borrowings:
Call money		671,910	-	-	671,910	671,910
Bill sold		19,070	-	-	19,070	19,035
Bonds sold under repurchase agreements		103,489	-	-	103,489	103,489
Borrowings		16,518,309	(919)	-	16,517,390	16,554,299
Debt securities issued:
Debt securities issued in Korean won		28,813,343	(40,736)	-	28,772,607	29,062,431
Debt securities issued in foreign currencies		6,837,089	(34,331)	-	6,802,758	6,900,373
Other financial liabilities		20,210,818	(24,568)	-	20,186,250	20,195,106
	~~W~~	336,906,774	(100,554)	-	336,806,220	337,250,569

(*1) CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	2,467,074	-	-	2,467,074	2,467,074
Due from banks		6,946,113	-	(7,348)	6,938,765	6,938,765
Loans at amortized cost:
Household loans		106,401,688	419,075	(280,464)	106,540,299	106,965,158
Corporate loans		121,277,311	76,877	(1,179,830)	120,174,358	121,156,246
Public and other loans		2,729,075	1,562	(20,055)	2,710,582	2,733,532
Loans to bank		3,831,159	-	(10,122)	3,821,037	3,828,572
Securities at amortized cost:
Government bonds		11,426,126	-	(652)	11,425,474	11,524,046
Financial institutions bonds		776,808	-	(41)	776,767	778,209
Corporate bonds and others		4,031,630	-	(2,907)	4,028,723	4,068,341
Other financial assets		13,995,074	(38,157)	(25,020)	13,931,897	13,951,377
	~~W~~	273,882,058	459,357	(1,526,439)	272,814,976	274,411,320
Liabilities
Deposits:
Demand deposits	~~W~~	100,259,735	-	-	100,259,735	100,259,735
Time deposits		120,395,290	-	-	120,395,290	120,287,631
Negotiable certificates of deposits		8,602,552	-	-	8,602,552	8,654,003
Note discount deposits		4,087,530	-	-	4,087,530	4,087,338
CMA (*1)		4,084,709	-	-	4,084,709	4,084,709
Others		21,963	-	-	21,963	21,962
Borrowings:
Call money		831,593	-	-	831,593	831,593
Bill sold		14,536	-	-	14,536	14,506
Bonds sold under repurchase agreements		46,316	-	-	46,316	46,316
Borrowings		14,985,702	(1,705)	-	14,983,997	15,023,941
Debt securities issued:
Debt securities issued in Korean won		23,814,050	(62,944)	-	23,751,106	24,020,973
Debt securities issued in foreign currencies		5,572,580	(29,102)	-	5,543,478	5,345,938
Other financial liabilities		14,928,888	(2,118)	-	14,926,770	14,904,658
	~~W~~	297,645,444	(95,869)	-	297,549,575	297,583,303

(*1) CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) Fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	2,430,026	-	-	2,430,026
Due from banks		-	17,209,834	-	17,209,834
Loans at amortized cost:
Household loans		-	-	116,592,611	116,592,611
Corporate loans		-	-	125,557,893	125,557,893
Public and other loans		-	-	3,195,896	3,195,896
Loans to bank		-	519,200	2,697,350	3,216,550
Securities at amortized cost:
Government bonds		1,234,229	11,216,275	-	12,450,504
Financial institutions bonds		2,252,484	818,180	-	3,070,664
Corporate bonds and others		-	4,112,624	-	4,112,624
Other financial assets		-	10,697,218	2,599,069	13,296,287
	~~W~~	5,916,739	44,573,331	250,642,819	301,132,889
Liabilities
Deposits:
Demand deposits	~~W~~	-	109,483,607	-	109,483,607
Time deposits		-	-	136,897,778	136,897,778
Negotiable certificates of deposits		-	-	8,607,267	8,607,267
Note discount deposits		-	-	4,747,425	4,747,425
CMA		-	3,987,372	-	3,987,372
Others		-	-	20,477	20,477
Borrowings:
Call money		-	671,910	-	671,910
Bill sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		-	-	103,489	103,489
Borrowings		-	-	16,554,299	16,554,299
Debt securities issued:
Debt securities issued in Korean won		-	27,005,137	2,057,294	29,062,431
Debt securities issued in foreign currencies		-	6,900,373	-	6,900,373
Other financial liabilities		-	7,822,152	12,372,954	20,195,106
	~~W~~	-	155,870,551	181,380,018	337,250,569

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) Fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	2,467,074	-	-	2,467,074
Due from banks		-	6,938,765	-	6,938,765
Loans at amortized cost:
Household loans		-	-	106,965,158	106,965,158
Corporate loans		-	-	121,156,246	121,156,246
Public and other loans		-	-	2,733,532	2,733,532
Loans to bank		-	1,733,194	2,095,378	3,828,572
Securities at amortized cost:
Government bonds		768,812	10,755,234	-	11,524,046
Financial institutions bonds		719,925	58,284	-	778,209
Corporate bonds and others		-	4,068,341	-	4,068,341
Other financial assets		-	11,450,836	2,500,541	13,951,377
	~~W~~	3,955,811	35,004,654	235,450,855	274,411,320
Liabilities
Deposits:
Demand deposits	~~W~~	-	100,259,735	-	100,259,735
Time deposits		-	-	120,287,631	120,287,631
Negotiable certificates of deposits		-	-	8,654,003	8,654,003
Note discount deposits		-	-	4,087,338	4,087,338
CMA		-	4,084,709	-	4,084,709
Others		-	-	21,962	21,962
Borrowings:
Call money		-	831,593	-	831,593
Bill sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		-	-	46,316	46,316
Borrowings		-	-	15,023,941	15,023,941
Debt securities issued:
Debt securities issued in Korean won		-	21,152,035	2,868,938	24,020,973
Debt securities issued in foreign currencies		-	5,345,938	-	5,345,938
Other financial liabilities		-	6,478,858	8,425,800	14,904,658
	~~W~~	-	138,152,868	159,430,435	297,583,303

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	16,147,079	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		248,043,750		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,599,069		Discount rate
		~~W~~	266,789,898
Level 2	Debt securities issued	~~W~~	33,905,510	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		150,227,116		Discount rate
	Borrowings (*1)		11,623,276		Discount rate
	Debt securities issued		2,057,294		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		12,372,954		Discount rate
		~~W~~	210,186,150

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2019 and 2018 were as follows: (continued)

	December 31, 2018
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	14,881,859	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		232,950,314		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,500,541		Discount rate
		~~W~~	250,332,714
Level 2	Debt securities issued	~~W~~	26,497,973	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		132,989,491		Discount rate
	Borrowings (*1)		10,259,243		Discount rate
	Debt securities issued		2,868,938		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,425,800		Discount rate
		~~W~~	181,041,445

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

(c) Deferred day one profit or loss for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Beginning balance	Deferred	Amortization	Ending balance
Loans at FVTPL	~~W~~	(4,510)	(3,825)	2,582	(5,753)
Securities at FVTPL		4	2	(6)	-
	~~W~~	(4,506)	(3,823)	2,576	(5,753)

			December 31, 2018
		Beginning balance	Deferred	Amortization	Ending balance
Loans at FVTPL	~~W~~	(4,929)	(2,506)	2,925	(4,510)
Securities at FVTPL		-	4	-	4
	~~W~~	(4,929)	(2,502)	2,925	(4,506)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost.  Financial instruments measured at fair value or amortized costs were measured in accordance with the Bank’s valuation methodologies, which were described in Note 2.

The carrying amounts of each category of financial instruments as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	17,209,834	-	17,209,834
Securities at FVTPL		16,660,083	-	-	-	-	16,660,083
Derivative assets		1,953,289	-	-	-	154,586	2,107,875
Loans at FVTPL		868,991	-	-	-	-	868,991
Loans at amortized cost		-	-	-	247,186,759	-	247,186,759
Securities at FVOCI		-	38,866,831	591,134	-	-	39,457,965
Securities at amortized cost		-	-	-	19,323,185	-	19,323,185
Other financial assets		-	-	-	13,279,831	-	13,279,831
	~~W~~	19,482,363	38,866,831	591,134	296,999,609	154,586	356,094,523

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	263,732,746	-	263,732,746
Financial liabilities at FVTPL		508,081	-	-	508,081
Derivative liabilities		1,679,621	-	210,079	1,889,700
Borrowings		-	17,311,859	-	17,311,859
Debt securities issued		-	35,575,365	-	35,575,365
Other financial liabilities		-	20,186,250	-	20,186,250
	~~W~~	2,187,702	336,806,220	210,079	339,204,001

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

The carrying amounts of each category of financial instruments as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	6,938,765	-	6,938,765
Securities at FVTPL		12,811,266	-	-	-	-	12,811,266
Derivative assets		1,453,455	-	-	-	35,093	1,488,548
Loans at FVTPL		645,237	-	-	-	-	645,237
Loans at amortized cost		-	-	-	233,246,276	-	233,246,276
Securities at FVOCI		-	30,293,475	437,806	-	-	30,731,281
Securities at amortized cost		-	-	-	16,230,964	-	16,230,964
Other financial assets		-	-	-	13,931,897	-	13,931,897
	~~W~~	14,909,958	30,293,475	437,806	270,347,902	35,093	316,024,234

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	237,451,779	-	237,451,779
Financial liabilities at FVTPL		479,559	-	-	479,559
Derivative liabilities		1,303,932	-	467,381	1,771,313
Borrowings		-	15,876,442	-	15,876,442
Debt securities issued		-	29,294,584	-	29,294,584
Other financial liabilities		-	14,926,770	-	14,926,770
	~~W~~	1,783,491	297,549,575	467,381	299,800,447

There were no financial assets and financial liabilities that were reclassified between financial instruments during the years ended December 31, 2019 and 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial instruments income and costs by category for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Securities at FVTPL	~~W~~	218,150	10,327	-	196,843	425,320	-
Securities at FVOCI		669,707	-	(4,853)	117,484	782,338	114,205
Securities at amortized cost		421,000	-	507	-	421,507	-
Loans at FVTPL		16,254	-	-	13,213	29,467	-
Loans at amortized cost		8,156,271	54,166	(303,951)	(18,817)	7,887,669	-
Other financial assets		147,973	152,731	(766)	-	299,938	-
Financial liabilities at FVTPL		-	(52)	-	-	(52)	-
Financial liabilities at amortized cost		(4,378,977)	(76)	-	(380,429)	(4,759,482)	(11,739)
Net derivatives held for hedging		-	-	-	377,121	377,121	-
Allowance for off balance sheet items		-	-	(495)	-	(495)	-
	~~W~~	5,250,378	217,096	(309,558)	305,415	5,463,331	102,466

		2018
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Securities at FVTPL	~~W~~	172,718	10,403	-	331,284	514,405	-
Securities at FVOCI		543,442	-	(10,474)	17,679	550,647	191,226
Securities at amortized cost		376,934	-	(1,988)	-	374,946	-
Loans at FVTPL		12,462	-	-	13,827	26,289	-
Loans at amortized cost		7,497,188	56,426	(234,420)	25,260	7,344,454	-
Other financial assets		123,216	101,303	239	-	224,758	-
Financial liabilities at FVTPL		-	(18)	-	-	(18)	-
Financial liabilities at amortized cost		(3,695,812)	(126)	-	(75,693)	(3,771,631)	(2,633)
Net derivatives held for hedging		-	-	-	79,635	79,635	-
Allowance for off balance sheet items		-	-	20,749	-	20,749	-
	~~W~~	5,030,148	167,988	(225,894)	391,992	5,364,234	188,593

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

3.  Financial risk management (continued)

3-5. Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk.  Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well.  For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning on December 1, 2013.  Under these regulations, all domestic banks including the Bank are required to maintain a capital adequacy ratio of 8% or above and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

The capital adequacy ratio of the Bank is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets.  Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk, market risk and additional risk are taken into account in calculating the risk-weighted assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards.  It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not.  The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2019 and 2018 were as follows:

Category		December 31, 2019	December 31, 2018
Capital:
Common equity Tier 1 capital	~~W~~	23,159,278	22,113,697
Additional Tier 1 capital		997,987	698,660
Tier 1 capital		24,157,265	22,812,357
Tier 2 capital		4,747,850	4,687,083
	~~W~~	28,905,115	27,499,440

Risk-weighted assets
Credit risk-weighted assets (*1)	~~W~~	163,937,574	154,994,030
Market risk-weighted assets		7,663,130	7,227,874
Operating risk-weighted assets		10,036,197	9,371,300
	~~W~~	181,636,901	171,593,204

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.75%	12.89%
Tier 1 capital ratio		13.30%	13.29%
Tier 2 capital ratio		2.61%	2.73%
Total capital ratio		15.91%	16.03%

(*1) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

Pursuant to related regulations, the Bank shall maintain the total capital ratio at 8.0% or above, Tier 1 capital ratio at 6.0% or above and common equity capital ratio at 4.5% or above.  In 2016, the minimum regulatory BIS capital requirement to be met by 2019 was raised to 14% due to the enforcement of Basel III capital regulations.  This is due to the additions of capital conservation buffer (2.5%p), additional capital buffer for Domestic Systemically Important Bank (“D-SIB”) (1.0%p) and countercyclical capital buffer (2.5%p) to the existing minimum capital ratio.  Capital conservation buffer and additional capital buffer for D-SIB will be adjusted upwards by 25% per year through 2019 based on transitional arrangements.  The addition of countercyclical capital buffer can be used up to a maximum of the buffer rate of 2.5%p in a period of excess aggregate credit growth.  The minimum regulatory BIS capital ratio to be complied with as of the end of 2019 is 11.5%, which is due to the increases of 2.5%p for capital conservation buffer, 1.0%p for additional capital buffer for D-SIB, and 0%p for countercyclical capital buffer, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that were not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Transferred assets:
Securities at FVOCI	~~W~~	124,801	50,289
Securities at amortized cost		126,144	121,716
	~~W~~	250,945	172,005
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	103,489	46,316

ii) When the Bank's securities are transferred, the Bank transfers the ownership of the securities, but upon the termination, the Bank will have to return the securities.  As a result, securities loaned as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018	Lender
Securities at FVOCI:
Government bonds	~~W~~	1,115,115	595,149	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		349,987	319,770	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		114,969	40,149	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		110,065	90,060	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	1,690,136	1,045,128

(b) Financial instruments that were qualified for derecognition but under continuing involvement.

There are no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2019 and 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,103,064	-	2,103,064	7,857,555	11,252	1,369,314
Other financial assets (*1)		7,135,057	-	7,135,057
Bonds sold under repurchase agreements related collateral of securities (*2)		250,945	-	250,945	103,489	-	147,456
Bonds purchased under resale agreement (Loans) (*2)		1,771,033	-	1,771,033	1,770,855	-	178
Securities lent (*2)		1,690,136	-	1,690,136	1,690,136	-	-
Domestic exchange settlements receivables (*3)		31,027,416	26,820,045	4,207,371	-	-	4,207,371
Receivable from disposal of securities, etc. (*4)		25,807	1,133	24,674	-	-	24,674
	~~W~~	44,003,458	26,821,178	17,182,280	11,422,035	11,252	5,748,993
Financial liabilities
Derivative liabilities (*1)	~~W~~	1,849,496	-	1,849,496	7,630,938	-	344,841
Other financial liabilities (*1)		6,126,283	-	6,126,283
Bonds sold under repurchase agreements (Borrowings) (*2)		103,489	-	103,489	103,489	-	-
Securities sold		40,321	-	40,321	40,321	-	-
Domestic exchange settlement payables (*3)		28,152,623	26,820,045	1,332,578	1,332,578	-	-
Payable from purchase of securities, etc. (*4)		1,606	1,133	473	473	-	-
	~~W~~	36,273,818	26,821,178	9,452,640	9,107,799	-	344,841

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	1,487,280	-	1,487,280	6,594,662	7,396	962,878
Other financial assets (*1)		6,077,656	-	6,077,656
Bonds sold under repurchase agreements related collateral of securities (*2)		172,006	-	172,006	46,316	-	125,690
Bonds purchased under resale agreement (Loans) (*2)		4,720,281	-	4,720,281	4,720,281	-	-
Securities lent (*2)		1,045,128	-	1,045,128	1,045,128	-	-
Domestic exchange settlements receivables (*3)		32,337,320	26,344,937	5,992,383	-	-	5,992,383
Receivable from disposal of securities, etc. (*4)		22,906	519	22,387	-	-	22,387
	~~W~~	45,862,577	26,345,456	19,517,121	12,406,387	7,396	7,103,338
Financial liabilities
Derivative liabilities (*1)	~~W~~	1,759,166	-	1,759,166	6,795,260	-	282,044
Other financial liabilities (*1)		5,318,138	-	5,318,138
Bonds sold under repurchase agreements (Borrowings) (*2)		46,316	-	46,316	46,316	-	-
Securities sold		20,625	-	20,625	20,625	-	-
Domestic exchange settlement payables (*3)		27,363,173	26,344,937	1,018,236	1,018,236	-	-
Payable from purchase of securities, etc. (*4)		552	519	33	33	-	-
	~~W~~	34,507,970	26,345,456	8,162,514	7,880,470	-	282,044

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Bank is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing.  The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

5.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Cash	~~W~~	2,430,026	2,467,074
Deposits in Korean won:
Reserve deposits		13,555,978	2,094,612
Others		250	620,663
		13,556,228	2,715,275
Deposits in foreign currencies:
Deposits		2,847,489	2,884,812
Time deposits		711,990	1,308,401
Others		97,570	37,625
		3,657,049	4,230,838
Allowance for impairment		(3,443)	(7,348)
	~~W~~	19,639,860	9,405,839

(b) Restricted due from banks as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Deposits in Korean won:
Reserve deposits	~~W~~	13,555,978	2,094,612
Others		250	620,308
		13,556,228	2,714,920
Deposits in foreign currencies:
Deposits		935,507	921,268
Time deposits		23,156	22,362
Others		8,768	6,282
		967,431	949,912
	~~W~~	14,523,659	3,664,832

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Debt securities:
Government bonds	~~W~~	413,709	292,556
Financial institution bonds		2,900,355	920,163
Corporate bonds		1,411,378	510,926
Bills bought		4,393,562	4,788,877
CMA		3,897,182	3,154,456
Beneficiary certificates		2,808,933	2,436,152
Others		660,521	504,547
		16,485,640	12,607,677
Equity securities:
Stocks		62,728	48,708
Other:
Gold/silver deposits		111,715	154,881
	~~W~~	16,660,083	12,811,266

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Foreign currency related
Over the counter:
Currency forwards	~~W~~	119,251,384	125,826,485
Currency swaps		38,592,870	31,103,735
Currency options		2,743,171	1,942,878
		160,587,425	158,873,098
Exchange traded:
Currency futures		34,734	33,543
		160,622,159	158,906,641
Interest rates related
Over the counter:
Interest rate swaps		36,166,876	30,793,177
Interest rate options		80,000	-
		36,246,876	30,793,177
Exchange traded:
Interest rate futures		292,063	294,777
Interest rate swaps (*1)		41,330,340	35,183,073
		41,622,403	35,477,850
		77,869,279	66,271,027
Equity related
Over the counter:
Equity options		276,441	344,550
Exchange traded:
Equity futures		14,926	29,514
Equity options		58,863	52,063
		73,789	81,577
		350,230	426,127
Commodity related
Over the counter:
Commodity forwards		175,453	157,416
Hedge
Fair value hedge:
Interest rate swaps		9,371,632	9,377,731
	~~W~~	248,388,753	235,138,942

(*1) Notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2019 and 2018 were as follows:

		December 31, 2019		December 31, 2018
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,228,684	943,232	852,352	781,096
Currency swaps		467,172	516,580	394,428	373,512
Currency options		8,870	9,430	7,651	12,273
		1,704,726	1,469,242	1,254,431	1,166,881
Interest rates related
Over the counter:
Interest rate swaps		239,836	204,678	196,853	135,589
Interest rate options		835	-	-	-
		240,671	204,678	196,853	135,589
Equity related
Over the counter:
Equity options		2,804	5,504	145	509

Exchange traded:
Equity options		-	197	-	953
		2,804	5,701	145	1,462
Commodity related
Over the counter:
Commodity forwards		5,089	-	2,026	-
Hedge
Fair value hedge:
Interest rate swaps		154,585	210,079	35,093	467,381
	~~W~~	2,107,875	1,889,700	1,488,548	1,771,313

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2019 and 2018 were as follows:

		2019		2018
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,111,663	957,799	883,491	816,241
Currency swaps		475,909	499,295	454,604	490,414
Currency options		9,409	5,529	10,999	2,760
		1,596,981	1,462,623	1,349,094	1,309,415
Interest rates related
Over the counter:
Interest rate swaps		153,241	164,397	151,442	62,413
Inteerest rate options		299	-	-	-
		153,540	164,397	151,442	62,413

Exchange traded:
Interest rate futures		550	-	-	-
		154,090	164,397	151,442	62,413
Equity related
Over the counter:
Equity options		3,001	2,919	6,234	4,056

Exchange traded:
Equity options		313	-	24	152
		3,314	2,919	6,258	4,208
Commodity related
Over the counter:
Commodity forwards		5,089	-	2,026	-
Hedge
Fair value hedge:
Interest rate swaps		338,168	23,402	142,154	86,909
	~~W~~	2,097,642	1,653,341	1,650,974	1,462,945

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(d) Hedge accounting

i) Purpose of risk hedge and strategy

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank.  The Bank applies fair value hedge accounting that uses interest rate swaps to hedge fair value movements risk arising from changes in the market interest rates of the Korean won structured notes, foreign currency issued financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables.  In order to hedge the foreign exchange risk of the net investment from the overseas, the Bank applies the net investment hedge accounting for foreign operations using non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges:
Interest rate swaps	~~W~~	700,469	704,985	667,948	608,424	575,481	6,114,325	9,371,632
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations:
Debt securities issued in foreign currencies	~~W~~	-	32,414	150,514	165,565	-	-	348,493
Average hedge ratio		-	100%	100%	100%	-	-	100%

		December 31, 2018
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges:
Interest rate swaps	~~W~~	110,000	687,632	723,177	657,254	715,584	6,484,084	9,377,731
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations:
Debt securities issued in foreign currencies	~~W~~	-	-	31,512	145,353	159,888	-	336,753
Average hedge ratio		-	-	100%	100%	100%	-	100%

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact on hedging instruments in the separate statement of financial position as of December 31, 2019 and 2018, and separate statement of comprehensive income and separate statement of changes in equity for the year then ended was as follows:

				December 31, 2019
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities issued	Other comprehensive loss for the year	Changes in fair value for the year
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	9,371,632	154,585	210,079	-	-	314,766

Hedge of net investments in foreign operations:
Foreign exchange risk	Debt securities issued in foreign currencies		348,493	-	-	346,549	(11,739)	(11,739)
		~~W~~	9,720,125	154,585	210,079	346,549	(11,739)	303,027

				December 31, 2018
			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities issued	Other comprehensive income (loss) for the year	Changes in fair value for the year
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	9,377,731	35,093	467,381	-	-	55,245

Hedge of net investments in foreign operations:
Foreign exchange risk	Borrowings in foreign currencies		-	-	-	-	260	260
	Debt securities issued in foreign currencies		336,753	-	-	334,301	(2,893)	(2,893)
		~~W~~	9,714,484	35,093	467,381	334,301	(2,633)	52,612

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact on hedged items in the separate statement of financial position as of December 31, 2019 and 2018 and separate statement of comprehensive income and separate statement of changes in equity for the years then ended were as follows:

			December 31, 2019
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Accumulated fair value hedges adjustment
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	7,072,596	-	46,201	(250,446)	-
	Investment bonds		432,172	-	-	-	4,846	1,399	-
	Time deposits		-	1,786,425	-	-	(102,493)	(59,416)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	11,739	-	(11,739)	10,622
		~~W~~	432,172	1,786,425	7,072,596	11,739	(51,446)	(320,202)	10,622

			December 31, 2018
	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Accumulated fair value hedges adjustment
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	7,058,950	-	(357,232)	(47,772)	-
	Investment bonds		293,215	-	-	-	(2,832)	800	-
	Time deposits		-	1,814,109	-	-	(167,226)	(9,490)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	2,633	-	(2,633)	1,117
		~~W~~	293,215	1,814,109	7,058,950	2,633	(527,290)	(59,095)	1,117

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged risk for the year ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*1)
Fair value hedges:
Interest rate swaps	~~W~~	(370,787)	377,121	6,334

Hedge of net investments in foreign operations:
Foreign exchange risk		11,739	(11,739)	-
	~~W~~	(359,048)	365,382	6,334

(*1) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

		December 31, 2018
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*1)
Fair value hedges:
Interest rate swaps	~~W~~	(76,573)	79,635	3,062

Hedge of net investments in foreign operations:
Foreign exchange risk		2,633	(2,633)	-
	~~W~~	(73,940)	77,002	3,062

(*1) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans

(a) Details of loans as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Loans at amortized cost	Loans at FVTPL
Household loans	~~W~~	116,047,478	-
Corporate loans		125,541,959	868,991
Public and other loans		3,189,535	-
Loans to banks		3,210,012	-
		247,988,984	868,991
Deferred loan origination costs and fees		498,779	-
		248,487,763	868,991
Less: Allowance for impairment		(1,301,004)	-
	~~W~~	247,186,759	868,991

		December 31, 2018
		Loans at amortized cost	Loans at FVTPL
Household loans	~~W~~	106,401,688	-
Corporate loans		121,277,311	645,237
Public and other loans		2,729,075	-
Loans to banks		3,831,158	-
		234,239,232	645,237
Deferred loan origination costs and fees		497,515	-
		234,736,747	645,237
Less: Allowance for impairment		(1,490,471)	-
	~~W~~	233,246,276	645,237

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	~~W~~	7,104	244	-	78,672	77,556	124,235	295,239	465,585	419,006	9,856	10,416	9,906	22,393	1,999	628	1,522,839
Transfer to 12 month expected credit losses		27	(27)	-	16,650	(16,449)	(201)	33,399	(31,699)	(1,700)	757	(757)	-	131	(131)	-	-
Transfer to lifetime expected credit losses		(5)	5	-	(8,397)	16,144	(7,747)	(25,627)	108,004	(82,377)	(159)	289	(130)	(87)	92	(5)	-
Transfer to credit- impaired financial assets		-	-	-	(92)	(2,733)	2,825	(300)	(6,616)	6,916	-	-	-	(1)	(62)	63	-
Provision for (reversal of) allowance		(4,239)	50	-	(9,810)	(1,721)	171,859	(42,658)	(45,584)	238,717	(312)	(2,386)	37	1,615	(472)	(377)	304,719
Write-offs		-	-	-	-	-	(222,982)	-	-	(214,589)	-	-	(8,718)	-	-	(133)	(446,422)
Effect of discounting		-	-	-	-	-	-	-	-	(17,560)	-	-	-	-	-	-	(17,560)
Allowance related to loans transferred		-	-	-	-	(241)	(1,424)	-	(245)	(30,429)	-	-	(820)	-	-	-	(33,159)
Recoveries		-	-	-	-	-	56,918	-	-	42,345	-	-	1,876	-	-	515	101,654
Others (*1)		275	9	-	1	-	-	1,778	(86,153)	(17,706)	180	160	-	(9,906)	-	-	(111,362)
Ending balance	~~W~~	3,162	281	-	77,024	72,556	123,483	261,831	403,292	342,623	10,322	7,722	2,151	14,145	1,426	691	1,320,709

(*1) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	~~W~~	2,931	149	-	52,295	117,521	133,341	354,661	498,650	512,364	10,097	2,709	3,893	21,997	2,157	1,020	1,713,785
Transfer to 12 month expected credit losses		110	(110)	-	44,603	(44,247)	(356)	40,943	(40,793)	(150)	433	(433)	-	242	(242)	-	-
Transfer to lifetime expected credit losses		(5)	5	-	(5,289)	10,822	(5,533)	(33,368)	67,178	(33,810)	(221)	221	-	(106)	116	(10)	-
Transfer to credit- impaired financial assets		-	-	-	(97)	(2,110)	2,207	(574)	(9,440)	10,014	(5)	(140)	145	(3)	(69)	72	-
Provision for (reversal of) allowance		3,934	197	-	(12,831)	(4,413)	149,003	(67,597)	(54,660)	202,444	(511)	8,058	10,798	(2,083)	44	1,800	234,183
Write-offs		-	-	-	-	-	(200,024)	-	-	(264,334)	-	-	(2,567)	-	-	(65)	(466,990)
Effect of discounting		-	-	-	-	-	-	-	-	(15,086)	-	-	-	-	-	-	(15,086)
Allowance related to loans transferred		-	-	-	-	(17)	(2,216)	-	(357)	(52,094)	-	-	(2,454)	-	(7)	(2,736)	(59,881)
Recoveries		-	-	-	-	-	47,813	-	-	61,832	-	-	91	-	-	547	110,283
Others (*1)		134	3	-	(9)	-	-	1,174	5,007	(2,174)	63	1	-	2,346	-	-	6,545
Ending balance	~~W~~	7,104	244	-	78,672	77,556	124,235	295,239	465,585	419,006	9,856	10,416	9,906	22,393	1,999	628	1,522,839

(*1) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans and other assets for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	~~W~~	6,944,053	2,060	-	99,510,838	6,615,715	275,133	102,024,084	18,482,975	770,252	5,942,418	602,224	15,593	13,906,328	49,041	1,548	255,142,262
Transfer to 12 month expected credit losses		113	(113)	-	2,559,557	(2,556,405)	(3,152)	3,508,771	(3,504,723)	(4,048)	37,402	(37,402)	-	10,336	(10,334)	(2)	-
Transfer to lifetime expected credit losses		(53,153)	53,153	-	(5,241,125)	5,260,372	(19,247)	(13,779,081)	13,891,251	(112,170)	(249,374)	249,546	(172)	(36,910)	36,927	(17)	-
Transfer to credit-impaired financial assets		-	-	-	(547,011)	(32,723)	579,734	(979,801)	(47,143)	1,026,944	(45,049)	-	45,049	(2,520)	(268)	2,788	-
Origination		18,230,848	-	-	36,232,175	-	-	60,342,984	-	-	4,394,870	-	-	8,018,849	-	-	127,219,726
Recoveries		(8,055,274)	(53,239)	-	(24,414,128)	(1,653,161)	(203,849)	(47,065,406)	(8,505,720)	(348,411)	(4,429,437)	(190,317)	(17,254)	(8,652,818)	(23,986)	(1,670)	(103,614,670)
Write-offs		-	-	-	-	-	(222,982)	-	-	(214,589)	-	-	(8,718)	-	-	(133)	(446,422)
Allowance related to loans transferred		-	-	-	-	(5,122)	(87,120)	-	(3,806)	(283,726)	-	-	(18,398)	-	(3)	(1,062)	(399,237)
Others (*1)		144,757	72	-	(21)	-	-	508,488	(114,629)	(50,537)	107,673	893	-	-	-	-	596,696
Ending balance	~~W~~	17,211,344	1,933	-	108,100,285	7,628,676	318,517	104,560,039	20,198,205	783,715	5,758,503	624,944	16,100	13,243,265	51,377	1,452	278,498,355

(*1) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans and other assets for the years ended December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	~~W~~	13,052,184	5,164	-	91,474,258	7,162,513	253,854	96,203,951	15,292,928	878,750	5,550,172	445,996	13,061	8,738,983	47,929	1,595	239,121,338
Transfer to 12 month expected credit losses		4,383	(4,383)	-	3,344,013	(3,340,423)	(3,590)	3,138,166	(3,137,672)	(494)	71,267	(71,267)	-	13,507	(13,506)	(1)	-
Transfer to lifetime expected credit losses		(1,842)	1,842	-	(4,816,122)	4,831,162	(15,040)	(13,171,352)	13,207,301	(35,949)	(364,544)	364,544	-	(45,197)	45,208	(11)	-
Transfer to credit-impaired financial assets		-	-	-	(479,083)	(26,689)	505,772	(1,311,451)	(34,445)	1,345,896	(23,964)	(8,557)	32,521	(15,102)	(239)	15,341	-
Origination		2,621,692	-	-	33,386,195	-	-	61,924,062	-	-	4,101,145	-	-	10,754,991	-	-	112,788,085
Recoveries		(8,818,037)	(591)	-	(23,397,185)	(2,007,789)	(193,118)	(45,106,896)	(6,891,737)	(638,247)	(3,487,809)	(129,933)	(12,868)	(5,540,854)	(29,853)	(889)	(96,255,806)
Write-offs		-	-	-	-	-	(200,024)	-	-	(264,334)	-	-	(2,567)	-	-	(65)	(466,990)
Allowance related to loans transferred		-	-	-	-	(3,059)	(72,721)	-	(15,997)	(491,107)	-	-	(14,554)	-	(498)	(14,422)	(612,358)
Others (*1)		85,673	28	-	(1,238)	-	-	347,604	62,597	(24,263)	96,151	1,441	-	-	-	-	567,993
Ending balance	~~W~~	6,944,053	2,060	-	99,510,838	6,615,715	275,133	102,024,084	18,482,975	770,252	5,942,418	602,224	15,593	13,906,328	49,041	1,548	255,142,262

(*1) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Loans (continued)

(c) Changes in deferred loan origination costs for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Beginning balance	~~W~~	497,515	427,915
Loan origination		242,257	269,789
Amortization		(240,993)	(200,189)
Ending balance	~~W~~	498,779	497,515

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

9.	Securities at fair value through other comprehensive income and Securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	10,041,129	7,156,748
Financial institutions bonds		17,657,321	14,920,775
Corporate bonds		11,168,382	8,215,952
		38,866,832	30,293,475
Equity securities:
Stocks		518,195	436,685
Equity investments		1,980	1,121
Others		70,958	-
		591,133	437,806
	~~W~~	39,457,965	30,731,281
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	12,201,742	11,426,126
Financial institutions bonds		3,063,779	776,808
Corporate bonds		4,060,796	4,031,630
		19,326,317	16,234,564
Allowance for impairment		(3,132)	(3,600)
	~~W~~	19,323,185	16,230,964

Details of equity instruments designated at FVOCI as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Marketable securities	~~W~~ 	183,078	135,815
Non-marketable securities		335,117	300,870
Others		72,938	1,121
	~~W~~ 	591,133	437,806

The Bank designated the above equity instruments at FVOCI, in accordance with the Bank’s policy.

Cumulative net losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2019 and 2018 were (-)~~W~~10,563 million and (-)~~W~~4,399 million, respectively, and cumulated net gains replaced by the reclassification of the account for the year ended December 31, 2019 were ~~W~~2,759 million.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

9.	Securities at fair value through other comprehensive income and Securities at amortized cost (continued)

(b) Gains and losses on sale of securities at FVOCI for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Gain on sale of securities at FVOCI	~~W~~	98,024	10,124
Loss on sale of securities at FVOCI		(2,182)	(298)
	~~W~~	95,842	9,826

The Bank disposed equity instruments that are measured at FVOCI for debt-equity swap.  At the time of disposal, fair value of equity instruments for the years ended December 31, 2019 and 2018 were ~~W~~39,273 million and ~~W~~2,379 million respectively, and cumulative net losses were (-)~~W~~10,563 million and (-)~~W~~4,399 million, respectively.

(c) There were no disposal of securities at amortized cost for the years ended December 31, 2019 and 2018.

(d) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	18,131	96	-	18,227	3,600	-	-	3,600
Transfer to 12-month expected credit losses		33	(33)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(48)	48	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		4,333	520	-	4,853	(507)	-	-	(507)
Disposals		(5,224)	(40)	-	(5,264)	-	-	-	-
Others (*1)		1,827	3	-	1,830	39	-	-	39
Ending balance	~~W~~	19,052	594	-	19,646	3,132	-	-	3,132

(*1) Other changes were due to foreign exchange rate changes, etc.

		December 31, 2018
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	7,972	-	-	7,972	1,367	-	-	1,367
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(161)	161	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision		10,386	89	-	10,475	1,988	-	-	1,988
Disposals		(1,280)	(156)	-	(1,436)	-	-	-	-
Others (*1)		1,214	2	-	1,216	245	-	-	245
Ending balance	~~W~~	18,131	96	-	18,227	3,600	-	-	3,600

(*1) Other changes were due to foreign exchange rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

9.	Securities at fair value through other comprehensive income and Securities at amortized cost (continued)

ii) Changes in book value of securities at FVOCI and securities at amortized cost for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	30,190,833	102,642	-	30,293,475	16,234,564	-	-	16,234,564
Transfer to 12-month expected credit losses		34,555	(34,555)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(48,091)	48,091	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		38,290,320	61,410	-	38,351,730	9,280,277	-	-	9,280,277
Disposals		(10,563,153)	(10,184)	-	(10,573,337)	-	-	-	-
Redemption		(19,184,084)	-	-	(19,184,084)	(6,318,080)	-	-	(6,318,080)
Others (*1)		(74,895)	53,943	-	(20,952)	129,556	-	-	129,556
Ending balance	~~W~~	38,645,485	221,347	-	38,866,832	19,326,317	-	-	19,326,317

(*1) Other changes were due to foreign exchange rate changes, etc.

		December 31, 2018
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	28,423,684	-	-	28,423,684	14,358,584	-	-	14,358,584
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(15,506)	15,506	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		23,600,909	98,778	-	23,699,687	3,567,093	-	-	3,567,093
Disposals		(4,575,625)	(8,006)	-	(4,583,631)	-	-	-	-
Redemption		(18,199,108)	-	-	(18,199,108)	(1,792,087)	-	-	(1,792,087)
Others (*1)		956,479	(3,636)	-	952,843	100,974	-	-	100,974
Ending balance	~~W~~	30,190,833	102,642	-	30,293,475	16,234,564	-	-	16,234,564

(*1) Other changes were due to foreign exchange rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

10.	Property and equipment

(a) Details of property and equipment as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,225,631	-	1,225,631
Buildings (*1)		845,212	(325,010)	520,202
Right-of-use assets		568,684	(181,358)	387,326
Others		1,246,248	(1,077,199)	169,049
	~~W~~	3,885,775	(1,583,567)	2,302,208

(*1) ~~W~~572 million of government subsidy was deducted from book value.

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,229,200	-	1,229,200
Buildings (*1)		832,908	(275,690)	557,218
Others		1,235,144	(1,078,695)	156,449
	~~W~~	3,297,252	(1,354,385)	1,942,867

(*1) ~~W~~494 million of government subsidy was deducted from book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

10.	Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance (*1)	~~W~~	1,229,200	557,218	408,328	149,639	2,344,385
Acquisitions (*2)(*3)		69,046	14,286	177,782	97,064	358,178
Disposals and write-offs (*4)		(32)	(48)	(2,527)	(14,955)	(17,562)
Depreciation		-	(48,516)	(197,149)	(63,500)	(309,165)
Amounts transferred to investment properties		(72,173)	(2,693)	-	-	(74,866)
Amounts transferred to non-current assets held for sale		(410)	(45)	-	-	(455)
Effects of foreign currency movements		-	-	892	801	1,693
Ending balance	~~W~~	1,225,631	520,202	387,326	169,049	2,302,208

(*1) The beginning balance was restated in accordance with K-IFRS No.1116.

(*2) ~~W~~76,004 million transferred from construction-in progress was included.

(*3) ~~W~~2,280 million of provision for the asset retirement related to newly acquired assets was included.

(*4) ~~W~~8,945 million of loss on write-off was included.

		December 31, 2018
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,239,966	592,033	156,438	1,988,437
Acquisitions (*1)(*2)(*3)		-	9,637	70,472	80,109
Disposals and write-offs (*4)		(17,262)	(1,744)	(3,018)	(22,024)
Depreciation		-	(40,348)	(67,227)	(107,575)
Amounts transferred from (to) investment properties		6,529	(2,314)	-	4,215
Amounts transferred to non-current assets held for sale		(33)	(46)	-	(79)
Effects of foreign currency movements		-	-	(216)	(216)
Ending balance	~~W~~	1,229,200	557,218	156,449	1,942,867

(*1) ~~W~~6,319 million transferred from construction-in progress was included.

(*2) ~~W~~1,810 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~897 million among acquisition cost of others was accounted for as accounts payable.

(*4) ~~W~~932 million of loss on write-off was included.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

10.	Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2019 were as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Property insurance	Real estate & movable properties for business purpose		833,394	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc. and 3 other companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other companies
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	Hyndai Marine & Fire Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		2,000	Lotte Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	976,974

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.  Lease

(a) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2019 were as follows:

December 31, 2019
		Acquitision cost	Accumulated depreciation	Book value
Real estate	~~W~~	523,368	(165,821)	357,547
Vehicle		26,233	(8,557)	17,676
Others		19,083	(6,980)	12,103
		568,684	(181,358)	387,326

		December 31, 2019
		`Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	380,207	15,964	12,157	408,328
Acquisitions		160,225	10,532	7,025	177,782
Disposals		(2,206)	(225)	(96)	(2,527)
Depreciation		(181,570)	(8,596)	(6,983)	(197,149)
Effects of foreign currency movements		891	1	-	892
Ending balance	~~W~~	357,547	17,676	12,103	387,326

(b) The details of the change in the right-of-use assets for the year ended December 31, 2019 were as follows:

(c) The details of the maturity of the lease lability as of December 31, 2019 were as follows:

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	15,068	23,897	32,549	57,769	197,272	11,951	338,506
Vehicle		2,041	1,417	2,110	4,078	10,161	-	19,807
Others		924	925	1,183	1,986	7,794	-	12,812
	~~W~~	18,033	26,239	35,842	63,833	215,227	11,951	371,125

The abovementioned amounts have been classified as the earliest due dates on which the Bank’s payment obligation arises based on undiscounted cash flows.

(d) For the year ended December 31, 2019, lease payment for leases of low value items was amounted to ~~W~~3,201 million and there has been no short term lease.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Intangible assets

Changes in intangible assets for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	48,563	46,500	47,476	61,769	204,308
Acquisitions (*1)		31,765	19,382	51	650,823	702,021
Disposals		(1,042)	(3,696)	(413)	(25)	(5,176)
Impairment (*2)		-	-	-	(151,523)	(151,523)
Amortization (*3)		(16,942)	(18,223)	-	(169,110)	(204,275)
Effects of foreign currency movements		2	-	15	37	54
Ending balance (*4)	~~W~~	62,346	43,963	47,129	391,971	545,409

(*1) Included intangible assets related to the rights to be the depository bank of municipal and provincial governments.

(*2) The Bank reviewed the recoverable value of intangible assets related to the rights to be the depository bank of municipal and provincial governments due to the performance below forecast and future prospects.  As a result of the review, the Bank recognized impairment loss amounted to ~~W~~151,523 million for the year ended December 31, 2019, and was included in the non-operating expense in the statement of comprehensive income.

(*3) ~~W~~168,736 million among amortization cost of other intangible assets was included in net other operating expenses.

(*4) ~~W~~436,376 million among other intangible assets was accounted for as accounts payable.

		December 31, 2018
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	37,005	43,417	45,723	60,612	186,757
Acquisitions (*1)		32,572	18,020	4,284	35,157	90,033
Disposals		-	-	(2,619)	-	(2,619)
Amortization (*2)		(21,016)	(14,937)	-	(33,996)	(69,949)
Effects of foreign currency movements		2	-	88	(4)	86
Ending balance	~~W~~	48,563	46,500	47,476	61,769	204,308

(*1) ~~W~~ 12,337 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) ~~W~~ 33,573 million among amortization cost of other intangible assets was included in other operating expenses.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

13.	Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2019 and 2018 were as follows:

Investees	Location	Industry sector
Shinhan Asia Ltd.	Hong Kong	Banking
Shinhan Bank America	U.S.A	Banking
Shinhan Bank Europe GmbH	Germany	Banking
Shinhan Bank Cambodia	Cambodia	Banking
Shinhan Kazakhstan Bank Limited	Kazakhstan	Banking
Shinhan Bank Canada	Canada	Banking
Shinhan Bank China Limited	China	Banking
Shinhan Bank Japan	Japan	Banking
Shinhan Bank Vietnam Ltd.	Vietnam	Banking
Shinhan Bank Mexico	Mexico	Banking
PT Bank Shinhan Indonesia	Indonesia	Banking
Shinhan-Daesung Contents Fund	Korea	Other
BNP Paribas Cardif Life Insurance Co., Ltd. (*1)	Korea	Insurance
KOREA FINANCE SECURITY (*5)	Korea	Other
Daewontos Co., Ltd. (*3)	Korea	Other
Daegy Electrical Construction Co., Ltd. (*2)	Korea	Construction
YEONWOONG SYSTEM (*3)	Korea	Other
DOODOO LOGITECH (*2)	Korea	Other
Neoplux Technology Valuation Investment Fund	Korea	Investment
Partners 4th Growth Investment Fund	Korea	Investment
KTB Newlake Global Healthcare PEF	Korea	Investment
Jaeyang Industry (*3)	Korea	Other
Tigris-Aurum Fund 1 (*3)	Korea	Investment
DAEKWANG SEMICONDUCTOR Co., Ltd. (*2)	Korea	Manufacturing
Songrim Co., Ltd. (*2)	Korea	Wholesale
Taihan Industrial System Co., Ltd. (*4)	Korea	Wholesale
Multimedia Tech Co., Ltd. (*2)	Korea	Other
Hyungje Art Printing (*2)	Korea	Other
MIEL Co., Ltd. (*2)	Korea	Other
WON JIN HOME PLAN Co., Ltd. (*2)	Korea	Other
IL GU FARM Co., Ltd. (*2)	Korea	Other
Korea Credit Bureau (*5)	Korea	Credit information
Goduck Gangil1 PFV Co., Ltd. (*5)	Korea	Real estate
SBC PFV Co., Ltd. (*5)(*6)	Korea	Real estate
GMG Development Co., Ltd. (*5)(*7)	Korea	Real estate service
ICSF (The Korea’s Information Center for Savings & Finance)	Korea	Service
Shinhan-Albatross Technology Investment Fund	Korea	Investment
Miraeequity-Incus Venture Business Fund No.4	Korea	Finance
Shinhan-Neoplux Energy Newbiz Fund	Korea	Finance
Stassets-DA Value Healthcare Fund I	Korea	Finance

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2019 and 2018 were as follows:

	Ownership (%)			Book value
Investees	December 31, 2019	December 31, 2018		December 31, 2019	December 31, 2018
Shinhan Asia Ltd.	99.99	99.99	~~W~~	114,185	114,185
Shinhan Bank America	100.00	100.00		193,049	193,049
Shinhan Bank Europe GmbH	100.00	100.00		78,606	78,606
Shinhan Bank Cambodia	97.50	97.50		84,351	84,351
Shinhan Kazakhstan Bank Limited	100.00	100.00		77,913	77,913
Shinhan Bank Canada	100.00	100.00		79,695	79,695
Shinhan Bank China Limited	100.00	100.00		355,443	355,443
Shinhan Bank Japan	100.00	100.00		410,485	410,485
Shinhan Bank Vietnam Ltd.	100.00	100.00		389,608	330,654
Shinhan Bank Mexico	99.99	99.99		97,467	97,467
PT Bank Shinhan Indonesia	99.00	99.00		425,277	425,277
Shinhan-Daesung Contents Fund	71.43	71.43		5,000	5,000
BNP Paribas Cardif Life Insurance Co., Ltd. (*1)	14.99	14.99		42,204	42,204
KOREA FINANCE SECURITY (*5)	14.91	-		3,448	-
Daewontos Co., Ltd. (*3)	-	36.33		-	-
Daegy Electrical Construction Co., Ltd. (*2)	27.45	27.45		-	-
YEONWOONG SYSTEM (*3)	-	21.77		-	-
DOODOO LOGITECH (*2)	27.96	27.96		-	-
Neoplux Technology Valuation Investment Fund	33.33	33.33		17,406	19,068
Partners 4th Growth Investment Fund	25.00	25.00		15,478	16,697
KTB Newlake Global Healthcare PEF	20.00	20.00		8,036	7,036
Jaeyang Industry (*3)	-	25.90		-	-
Tigris-Aurum Fund 1 (*3)	-	27.27		-	1,500
DAEKWANG SEMICONDUCTOR Co., Ltd. (*2)	20.94	20.94		-	-
Songrim Co., Ltd. (*2)	35.34	35.34		-	-
Taihan Industrial System Co., Ltd. (*4)	-	28.29		-	-
Multimedia Tech Co., Ltd. (*2)	21.06	-		-	-
Hyungje Art Printing (*2)	31.54	31.54		-	-
MIEL Co., Ltd. (*2)	28.77	-		-	-
WON JIN HOME PLAN Co., Ltd. (*2)	31.69	-		-	-
IL GU FARM Co., Ltd. (*2)	28.47	-		-	-
Korea Credit Bureau (*5)	4.50	-		2,250	-
Goduck Gangil1 PFV Co., Ltd. (*5)	1.04	-		50	-
SBC PFV Co., Ltd. (*5)(*6)	12.50	-		10,000	-
GMG Development Co., Ltd. (*5)(*7)	5.00	-		3	-
ICSF (The Korea’s Information Center for Savings & Finance)	32.26	32.26		156	156
Shinhan-Albatross Technology Investment Fund	33.33	33.33		6,000	6,000
Miraeequity-Incus Venture Business Fund No.4	23.53	23.53		2,000	2,000
Shinhan-Neoplux Energy Newbiz Fund	23.33	23.33		8,400	4,200
Stassets-DA Value Healthcare Fund I	24.10	24.10		615	1,000
			~~W~~	2,427,125	2,351,986

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2019 and 2018 were as follows: (continued)

(*1) The Bank used equity method accounting as the Bank has significant influence over the investee through significant operating transactions.

(*2) The shares of the investees were acquired by debt-equity swap. The Bank reclassified financial assets at fair value through other comprehensive income to investments in associates as the reorganization procedures were completed and now the Bank can normally exercise its voting rights to the investees.

(*3) These investees were sold and excluded from associates during the year ended December 31, 2019.

(*4) As it has no significant influence, it was excluded from the associates during the year ended December 31, 2019.

(*5) Although it holds less than 20% of shares, the equity method is applied for evaluation since the Bank has significant influence on the investee, such as participation in their decision making.

(*6) Voting right was 4.65%.

(*7) Voting right was 14.91%.

14.	Investment properties

(a) Investment properties as of December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	488,845	-	488,845
Buildings		226,214	(79,698)	146,516
	~~W~~	715,059	(79,698)	635,361

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	417,994	-	417,994
Buildings		222,549	(69,413)	153,136
	~~W~~	640,543	(69,413)	571,130

(b) Fair value of investment properties as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Investment properties (*1)	~~W~~	635,406	605,107

(*1) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs.  Accordingly fair value of investment properties is classified as level 3.

(c) Income and expenses on investment properties for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Rental income	~~W~~	27,846	27,545
Direct operating expenses for investment properties that generate rental income		5,604	5,736

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

15.	Other assets

Other assets as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Unsettled trades and accounts receivable	~~W~~	6,741,927	5,735,317
Domestic exchange settlement receivables		4,207,371	5,992,383
Guarantee deposits		997,393	1,008,256
Accrued income		1,316,360	1,183,220
Prepaid expense		68,949	82,904
Suspense payments		47,978	53,604
Sundry assets		83,621	74,028
Others		4,614	2,771
Present value discount		(35,113)	(38,157)
Allowance for impairment		(16,262)	(25,020)
	~~W~~	13,416,838	14,069,306

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

16.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Property and equipment	~~W~~	2,693	79

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2019, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There were no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2019 and 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

17.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Securities (*1):
Securities at FVOCI	~~W~~	457,227	409,913
Securities at amortized cost		12,598,566	10,680,863
		13,055,793	11,090,776
Property and equipment (*2)		5,030	5,784
	~~W~~	13,060,823	11,096,560

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2019 and 2018 were ~~W~~455,865 million and ~~W~~649,663 million, respectively.

(*2) The amounts were based on the notification amount of pledge.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2019 and 2018 were as follows:

		December 31, 2019		December 31, 2018
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	2,007,036	-	5,190,387	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

18.  Deposits

Deposits as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Demand deposits:
Korean won	~~W~~	101,700,012	92,950,163
Foreign currencies		7,783,595	7,309,572
		109,483,607	100,259,735
Time deposits:
Korean won		131,371,259	115,517,599
Foreign currencies		5,622,729	5,044,918
Gain on fair value hedge		(102,493)	(167,226)
		136,891,495	120,395,291
Negotiable certificates of deposits		8,602,208	8,602,552
Note discount deposits		4,747,587	4,087,529
CMA		3,987,372	4,084,709
Others		20,477	21,963
	~~W~~	263,732,746	237,451,779

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

19.	Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2019 and 2018 were as follows:

	December 31, 2019			December 31, 2018
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold:
Debt securities	1.25	~~W~~	39,909	2.75	~~W~~	20,223
Equity securities	-		411	-		402
Gold/silver deposits	-		467,761	-		458,934
		~~W~~	508,081		~~W~~	479,559

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Securities sold:
Gain on sale	~~W~~	285	231
Loss on sale		(202)	(384)
Gain on valuation		-	27
Loss on valuation		(77)	(28)
		6	(154)
Gold/silver deposits:
Gain on sale		4,644	1,611
Loss on sale		(475)	(217)
Gain on valuation		-	293
Loss on valuation		(91,025)	(15,185)
		(86,856)	(13,498)
	~~W~~	(86,850)	(13,652)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

20.  Borrowings

Borrowings as of December 31, 2019 and 2018 were as follows:

December 31, 2019	December 31, 2018
Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:
Korean won	0.00	~~W~~	-	1.73	~~W~~	120,000
Foreign currencies	0.00~2.30	671,910	0.00~6.85	711,593
671,910	831,593
Bill sold	0.80~1.60	19,070	0.75~1.70	14,536
Bonds sold under repurchase agreements:
Korean won	1.31	958	1.82	1,027
Foreign currencies	2.28~5.40	102,531	2.63~6.50	45,289
103,489	46,316
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75	2,386,939	0.50~0.75	2,288,991
Others	0.00~4.30	6,092,628	0.00~4.25	6,523,743
8,479,567	8,812,734
Borrowings in foreign currencies:
Overdraft due to banks	0.00	86,648	0.00	77,543
Borrowings from banks	0.00~7.50	6,257,995	0.00~9.20	4,318,752
Sub-lease	0.00	9,856	0.00~3.34	84,017
Others	1.94~2.67	1,684,243	2.60~3.18	1,692,656
8,038,742	6,172,968
Deferred origination costs	(919)	(1,705)
~~W~~	17,311,859	~~W~~	15,876,442

21.  Debt securities issued

Debt securities issued as of December 31, 2019 and 2018 were as follows:

	December 31, 2019			December 31, 2018
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.71~8.00	~~W~~	25,700,890	0.00~8.00	~~W~~	20,820,890
Subordinated debt securities issued	2.20~4.60		3,200,145	2.20~4.60		3,200,145
Gain on fair value hedges			(87,692)			(206,985)
Discount on debt securities issued			(40,736)			(62,944)
			28,772,607			23,751,106
Debt securities issued in foreign currencies:
Debt securities issued	0.01~4.01		3,882,419	0.02~4.01		3,356,032
Subordinated debt securities issued	3.75~5.00		2,813,406	3.75~5.00		2,271,799
Gain on fair value hedges			141,264			(55,251)
Discount on debt securities issued			(34,331)			(29,102)
			6,802,758			5,543,478
		~~W~~	35,575,365		~~W~~	29,294,584

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.  Defined benefit liabilities

(a) Defined benefit plan assets and liabilities

The Bank provides a defined benefit plan for qualified employees.  Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Present value of defined benefit obligations	~~W~~	1,495,581	1,364,974
Fair value of plan assets		(1,445,985)	(1,299,502)
Net defined benefit liabilities	~~W~~	49,596	65,472

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Beginning balance	~~W~~	1,364,974	1,259,893
Current service cost		125,483	103,098
Interest expense		41,925	43,859
Remeasurements (*1)(*2)		21,717	65,436
Benefits paid by the plan		(59,730)	(106,995)
Others		1,212	(317)
Ending balance	~~W~~	1,495,581	1,364,974

(*1) Remeasurements for the year ended December 31, 2019 consist of ~~W~~16,048 million of actuarial gain arising from changes in demographic assumptions, ~~W~~41,061 million of actuarial loss arising from changes in financial assumptions and ~~W~~3,296 million of actuarial gain arising from changes in experience adjustments, respectively.

(*2) Remeasurements for the year ended December 31, 2018 consist of ~~W~~18,380 million of actuarial loss arising from changes in demographic assumptions, ~~W~~54,875 million of actuarial loss arising from changes in financial assumptions and ~~W~~7,819 million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Beginning balance	~~W~~	1,299,502	1,294,013
Interest income		41,324	50,725
Remeasurements		(16,618)	(31,570)
Contributions paid into the plan		180,000	92,000
Benefits paid by the plan		(58,223)	(105,666)
Ending balance	~~W~~	1,445,985	1,299,502

(d) The amount of major categories of the fair value of plan assets as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Deposits	~~W~~	1,406,932	1,281,069
Others		39,053	18,433
	~~W~~	1,445,985	1,299,502

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.  Defined benefit liabilities (continued)

(e) Actuarial assumptions as of December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018	Descriptions
Discount rate	2.92%	3.18%	AA0 Corporate bond yields
Future salary increasing rate	2.33% + Promotion rate	2.33% + Promotion rate	Average for 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(149,250)	174,740
Future salary increasing rate		173,992	(150,908)

	December 31, 2018
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(121,458)	140,202
Future salary increasing rate		137,397	(120,101)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	29,566	62,556	207,182	428,673	1,388,651	2,116,628

		December 31, 2018
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	58,231	80,625	277,853	395,171	1,087,326	1,899,206

(h) The weighted-average duration of defined benefit obligations applied as of December 31, 2019 and 2018 were 11.1 years and 9.9 years, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.  Provisions

(a) Changes in provisions for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	47,171	11,524	-	87,670	4,133	2,876	153,374
Transfer to 12-month expected credit losses		1,935	(1,935)	-	1,248	(1,248)	-	-
Transfer to lifetime expected credit losses		(1,951)	1,951	-	(611)	611	-	-
Transfer to impaired financial asset		(2)	-	2	(12)	-	12	-
Provision (reversal)		1,609	131	4	(1,051)	819	(1,016)	496
Foreign exchange movements		342	6	-	995	112	102	1,557
Others (*1)		-	-	-	7,606	605	(117)	8,094
Ending balance	~~W~~	49,104	11,677	6	95,845	5,032	1,857	163,521

(*1) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

		December 31, 2018
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	51,647	12,587	-	63,031	9,876	8,658	145,799
Transfer to 12-month expected credit losses		2,530	(2,530)	-	671	(671)	-	-
Transfer to lifetime expected credit losses		(2,004)	2,004	-	(989)	989	-	-
Transfer to impaired financial asset		-	-	-	(13)	-	13	-
Provision (reversal)		(5,557)	(528)	-	(1,128)	(7,770)	(5,764)	(20,747)
Foreign exchange movements		555	(9)	-	607	403	448	2,004
Others (*1)		-	-	-	25,491	1,306	(479)	26,318
Ending balance	~~W~~	47,171	11,524	-	87,670	4,133	2,876	153,374

(*1) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.  Provisions (continued)

(b) Changes in other provisions for the year ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	36,770	5,773	41,296	52,098	135,937
Provision (reversal)		777	122	(18,385)	(6,870)	(24,356)
Provision used		(739)	-	-	(4,742)	(5,481)
Foreign exchange movements		-	-	1,330	309	1,639
Others (*1)		2,281	-	(1)	2,495	4,775
Ending balance	~~W~~	39,089	5,895	24,240	43,290	112,514

(*1) Other changes were mainly due to the effect of discount rate changes, etc.

		December 31, 2018
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	30,874	11,850	45,070	42,539	130,333
Provision (reversal)		6,474	(971)	(3,698)	1,353	3,158
Provision used		(2,388)	(5,492)	-	(5,049)	(12,929)
Foreign exchange movements		-	386	1,652	(570)	1,468
Others (*1)		1,810	-	(1,728)	13,825	13,907
Ending balance	~~W~~	36,770	5,773	41,296	52,098	135,937

(*1) Other changes were mainly due to the effect of discount rate changes, etc.

(c) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs were expected to incur at the end of the lease contract.  Such costs were reasonably estimated using the average lease period and the average restoration expenses.  The average lease period was calculated based on the past ten-year historical data of the expired leases.  The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

24.  Other liabilities

Other liabilities as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Accounts payable	~~W~~	7,173,939	5,670,859
Borrowing from trust account		5,785,141	3,224,946
Accrued expenses		2,221,371	2,124,902
Liability incurred by agency relationship		1,609,675	1,306,075
Domestic exchange settlement payables		1,332,578	1,018,237
Lease liabilities (*1)		371,125	-
Account for agency business of other institutions		733,218	720,076
Guarantee deposits received		230,152	241,207
Foreign exchange settlement payable		242,168	225,720
Suspense payable		35,179	48,406
Unearned income		75,014	69,937
Withholding value-added tax and other taxes		118,660	114,567
Dividend payable		-	2,597
Sundry liabilities		55,118	33,890
Present value discount		(24,567)	(2,117)
	~~W~~	19,958,771	14,799,302

(*1) The lease liabilities are accounted for as other liabilities as of the end of December 31, 2019.  The variable lease payments that are not included in the measurement of the lease liabilities are ~~W~~189 million, the cash outflow from the lease liabilities is ~~W~~171, 378 million, and the interest expense on the lease liabilities is ~~W~~7,581 million.

25.  Equity

(a) Equity as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		997,987	698,660
Capital surplus:
Share premium		398,080	398,080
Capital adjustments:
Stock options		788	4,850
Others		681	(254)
		1,469	4,596
Accumulated other comprehensive income (loss):
Net change in fair value of financial assets at FVOCI		82,805	6
Foreign currency translation differences for foreign operations		(46,627)	(56,356)
Remeasurements of defined benefit plans		(305,506)	(277,714)
		(269,328)	(334,064)
Retained earnings:
Legal reserve (*1)		2,047,515	1,835,854
Voluntary reserve (*2)		11,815,146	10,930,547
Other reserve (*3)		123,197	112,058
Unappropriated retained earnings (*4)		2,032,462	1,997,574
		16,018,320	14,876,033
	~~W~~	25,074,606	23,571,383

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.  Equity (continued)

(a) Equity as of December 31, 2019 and 2018 were as follows: (continued)

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital.  The legal reserve is only available to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ~~W~~1,961,499 million and ~~W~~1,842,655 million as of December 31, 2019 and 2018, respectively.  The amounts also include asset revaluation surplus of ~~W~~355,898 million as of both December 31, 2019 and 2018, respectively.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) The amounts include provision for the regulatory reserve for loan loss of ~~W~~234,135 million and ~~W~~118,844 million as of December 31, 2019 and 2018, respectively.

(b) Capital stock

Capital stock of the Bank as of December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2019 and 2018 were as follows:

			Book value
Date of issuance	Date of maturity		December 31 2019	December 31, 2018	Interest rate (%)
Hybrid bonds issued in Korean won:
June 7, 2013	June 7, 2043	~~W~~	299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	199,547	3.70
February 25, 2019	Perpetual bond		299,327	-	3.30
		~~W~~	997,987	698,660
Dividends on hybrid bond holders		~~W~~	33,115	25,228
Weighted average interest rate (%)			3.73	4.36

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.  In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.  Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	28,108	(56,356)	(28,102)	(277,714)	(334,064)
Change due to fair value		112,959	-	26,622	-	139,581
Change due to impairment		1,419	-	-	-	1,419
Change due to disposal		(18,553)	-	-	-	(18,553)
Effect of hedge accounting		(731)	(11,739)	-	-	(12,470)
Effect of foreign currency movements		-	25,158	293	-	25,451
Remeasurements of defined benefit plans		-	-	-	(38,334)	(38,334)
Amounts transferred to retained earnings		-	-	(7,804)	-	(7,804)
Effect of tax		(26,152)	(3,690)	(5,254)	10,542	(24,554)
Ending balance	~~W~~	97,050	(46,627)	(14,245)	(305,506)	(269,328)

		2018
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance	~~W~~	(97,666)	(54,281)	(40,967)	(207,385)	(400,299)
Change due to fair value		153,680	-	21,721	-	175,401
Change due to impairment		10,257	-	-	-	10,257
Change due to disposal		11,910	-	-	-	11,910
Effect of hedge accounting		(2,365)	(2,633)	-	-	(4,998)
Effect of foreign currency movements		-	(229)	423	-	194
Remeasurements of defined benefit plans		-	-	-	(97,006)	(97,006)
Amounts transferred to retained earnings		-	-	(4,399)	-	(4,399)
Effect of tax		(47,708)	787	(4,880)	26,677	(25,124)
Ending balance	~~W~~	28,108	(56,356)	(28,102)	(277,714)	(334,064)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won, except for par value per share and dividend per share)

25.  Equity (continued)

(e) Separate statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
		Expected date of approval: March 25, 2020	Date of approval: March 26, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Net effect on change due to accounting policy		-	(90,616)
Transfer from other comprehensive income through the sale of securities at FVOCI		(5,658)	(3,189)
Interest on hybrid bond		(33,115)	(25,228)
Profit for the year		2,071,235	2,116,606
		2,032,462	1,997,573
Transfer from reserves:
Voluntary reserve		9,218,897	8,453,145
		11,251,359	10,450,718
Appropriation of retained earnings:
Legal reserve		207,124	211,661
Regulatory reserve for loan loss		234,135	118,844
Other reserve		11,827	11,139
Voluntary reserves		9,908,273	9,218,899
Loss on redemption of hybrid bond		-	175
Dividends on common stock		890,000	890,000
(Dividend per share in won: 2019: ~~W~~561.30 (11.23%) 2018: ~~W~~561.30 (11.23%)
		11,251,359	10,450,718
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		11.23%	11.23%
Dividend per share in won	~~W~~	561.30	561.30

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.  Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Dividends	~~W~~	890,000	890,000
Profit for the year		2,071,235	2,116,606
Dividends payout ratio to profit for the year		42.97%	42.05%
Profit for the year adjusted for regulatory reserve for loan loss		1,837,100	1,785,305
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		48.45%	49.85%

26.  Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Regulatory reserve for loan loss	~~W~~	1,961,499	1,842,655
Provision for regulatory reserve for loan loss		234,135	118,844
	~~W~~	2,195,634	1,961,499

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Provision for regulatory reserve for loan loss (*1)	~~W~~	234,135	331,301
Profit for the year adjusted for regulatory reserve for loan loss (*2)		1,837,100	1,785,305
Earnings per share adjusted for regulatory reserve in won		1,138	1,110

(*1) The amount for the year ended December 31, 2019 was calculated based on the regulatory reserve for loan loss that retroactively reflects the effect of adoption of K-IFRS No.1109.

(*2) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in net income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

27.  Net interest income

(a) Net interest income for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Interest income:
Cash and due from banks	~~W~~	81,438	65,290
Loans (*1)		8,172,525	7,509,650
Securities at FVTPL		218,150	172,718
Securities at FVOCI		669,707	543,442
Securities at amortized cost		421,001	376,934
Others		66,534	57,926
		9,629,335	8,725,960
Interest expense: (*2)
Deposits		(3,212,574)	(2,761,558)
Borrowings		(292,899)	(278,283)
Debt securities issued		(789,859)	(601,560)
Others		(83,645)	(54,411)
		(4,378,977)	(3,695,812)
Net interest income	~~W~~	5,250,358	5,030,148

(*1) The amounts include an interest income from loans at FVTPL of ~~W~~16,254 million and ~~W~~12,462 million for the years ended December 31, 2019 and 2018, respectiely.

(*2) There were no interest expenses for financial liabilities measured at fair value through profit or loss for the years     ended December 31, 2019 and 2018.

(b) Interest income recognized on impaired financial assets years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Interest income	~~W~~	17,560	15,086

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

28.  Net fees and commission income

Net fees and commission income for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Fees and commission income:
Credit placement fees	~~W~~	60,131	54,672
Commission received as electronic charge receipt		151,032	145,706
Brokerage fees		109,307	97,928
Commission received as agency		306,033	324,930
Investment banking fees		124,541	84,758
Commission received in foreign exchange activities		122,831	111,847
Asset management fees from trust accounts		258,103	212,537
Guarantee fees		72,585	65,246
Others		104,190	100,314
		1,308,753	1,197,938
Fees and commission expense:
Credit-related fees		(37,959)	(34,245)
Brand-related fees		(35,530)	(34,769)
Service-related fees		(32,632)	(25,586)
Trading and brokerage fees		(9,566)	(9,360)
Commission paid in foreign exchange activities		(27,609)	(23,686)
Others		(70,914)	(64,362)
		(214,210)	(192,008)
Net fees and commission income	~~W~~	1,094,543	1,005,930

29.  Dividend income

Dividend income for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Securities at FVTPL	~~W~~	1,600	1,498
Securities at FVOCI		11,999	8,732
	~~W~~	13,599	10,230

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

30.  Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	62,158	62,850
Gain on sale of debt securities		61,730	39,610
Loss on valuation of debt securities		(44,029)	(26,170)
Loss on sale of debt securities		(40,648)	(34,922)
Others		104,453	76,451
		143,664	117,819
Equity:
Gain on valuation of equity securities		3,245	23,616
Gain on sale of equity securities		2,486	20,196
Loss on valuation of equity securities		(5,952)	(375)
Loss on sale of equity securities		(268)	(10,083)
		(489)	33,354
Gold/silver:
Gain on valuation of gold/silver deposits		28,803	19,667
Gain on sale of gold/silver deposits		4,644	1,611
Loss on valuation of gold/silver deposits		(91,025)	(15,473)
Loss on sale of gold/silver deposits		(475)	(217)
		(58,053)	5,588
Loans at FVTPL
Gain on valuation of loans		4,046	5,292
Gain on sale of loans		14,508	12,181
Loss on valuation of loans		(2,856)	(1,225)
Loss on sale of loans		(2,484)	(2,420)
		13,214	13,828
		98,336	170,589

Derivatives
Foreign currency related:
Gain on valuation and transaction		7,806,897	5,839,322
Loss on valuation and transaction		(7,707,005)	(5,677,617)
		99,892	161,705
Interest rates related:
Gain on valuation and transaction		536,265	468,823
Loss on valuation and transaction		(550,001)	(452,234)
		(13,736)	16,589
Equity related:
Gain on valuation and transaction		15,692	20,203
Loss on valuation and transaction		(14,724)	(10,863)
		968	9,340
Commodity related:
Gain on valuation and transaction		34,557	5,532
Loss on valuation and transaction		(11,560)	(20,141)
		22,997	(14,609)
		110,121	173,025
Net gain on financial instruments at FVTPL	~~W~~	208,457	343,614

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

31.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Employee benefits:
Short and long term employee benefits	~~W~~	1,599,397	1,634,292
Post-employee defined benefits		126,083	96,232
Post-employee defined contributions		293	53
Termination benefits		93,640	90,484
		1,819,413	1,821,061
Amortization:
Depreciation		112,016	107,575
Amortization of intangible assets		35,539	36,376
Amortization of right-of-use assets		197,149	-
		344,704	143,951
Other general and administrative expenses:
Rent		47,476	243,398
Service contract expenses		224,680	218,465
Taxes and dues		87,889	74,624
Advertising		76,137	70,336
Electronic data processing expenses		43,629	49,093
Others		158,909	137,663
		638,720	793,579
	~~W~~	2,802,837	2,758,591

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

32. Share-based payments

(a) Stock options granted as of December 31, 2019 were as follows:

	5th grant	6th grant	7th grant
Grant date	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won (*1)	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	2,157,600	715,500	332,850
Contractual exercise period	2017.05.18 ~ 2019.08.21	2017.05.18 ~ 2020.08.19	2017.05.18 ~ 2021.05.17 2017.09.18 ~ 2021.09.17
Changes in number of shares granted:
Outstanding at December 31, 2018	2,500	50,513	26,233
Exercised	2,500	-	4,759
Outstanding at December 31, 2019 (*2)	-	50,513	21,474

Fair value in won (*3)	-	~~W~~88	Expiration date 2021.05.17 : ~~W~~1,122 Expiration date 2021.09.17 : ~~W~~1,301

(*1) As of December 31, 2019, the granted shares are fully vested, and the weighted-average exercise price of 71,987 options outstanding was ~~W~~52,917.

(*2) As of December 31, 2019, 4,759 rights of exercise for 7th grant are cancelled.

(*3) As of December 31, 2019, the fair value consists of intrinsic value and time value, and suspended grants were evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2019 were as follows:

Contents
Grant year	2010 ~ 2013	2014~
Type (*1)	Equity-settled share-based payment	Equity-settled share-based payment
Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions (*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1) The Bank granted shares of Shinhan Financial Group.  According to the commitment, the amount that the Bank must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.

(*2) ROE : Return on Equity

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

32.  Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2019 were as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2014	109,800	47,300	2,364
January 1, 2015	156,700	44,500	2,300
March 18, 2015	16,800	42,650	13,300
May 22, 2015	5,300	42,800	3,251
January 1, 2016	221,900	39,000	213,320
January 1, 2017	221,300	45,300	189,928
January 23, 2017	2,700	45,600	2,505
March 7, 2017	17,400	46,950	14,092
March 24, 2017	8,100	49,000	6,177
June 1, 2017	2,700	49,250	1,551
July 5, 2017	2,700	49,550	1,301
July 6, 2017	2,700	49,200	2,136
January 1, 2018	227,500	49,400	212,027
January 24, 2018	-	52,700	1,106
January 1, 2019	293,806	39,600	252,849
March 26, 2019	23,410	42,750	16,579
April 1, 2019	3,696	43,750	2,560
June 1, 2019	4,731	44,450	1,020
July 4, 2019	7,392	44,450	3,370
July 8, 2019	3,696	43,650	1,648
	1,332,331		943,384

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2019, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~43,350.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(c) Stock compensation costs calculated for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Compensation costs recorded for the year	~~W~~	11,245	11,209

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Accrued expenses	~~W~~	39,747	36,446

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

33.  Net other operating income (expenses)

Net other operating expenses for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	6,602	26,133
Written-off loans		1,429	13,119
		8,031	39,252
Others:
Gain on hedge activity from hedged items		29,722	112,579
Gain on hedge activity from hedging instruments		410,091	167,048
Reversal of allowance for acceptances and guarantee		18,386	3,698
Reversal of other allowance		5,971	-
Others		934	27,558
		465,104	310,883
		473,135	350,135
Other operating expense
Loss on sale of assets:
Loans at amortized cost		(26,848)	(13,991)
Others:
Loss on hedge activity from hedged items		(400,509)	(189,152)
Loss on hedge activity from hedging instruments		(32,969)	(87,413)
Provision for other allowance		-	(6,856)
Contribution to fund		(302,712)	(275,099)
Deposit insurance fee		(286,504)	(293,910)
Others		(291,723)	(151,181)
		(1,314,417)	(1,003,611)
		(1,341,265)	(1,017,602)
Net other operating expenses	~~W~~	(868,130)	(667,467)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

34.  Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	1,435	11,109
Intangible assets		5,347	50
Investment properties		-	4,707
Non-current assets held for sale		57	80
		6,839	15,946
Investments in associates:
Dividend income		691	121,391
Gain from disposition		-	7,361
		691	128,752
Others:
Rental income on investment property		27,846	27,545
Others		48,141	25,609
		75,987	53,154
		83,517	197,852
Non-operating expenses
Loss on sale of assets:
Property and equipment		(12)	(976)
Intangible assets		(5)	(20)
Investment properties		-	(1,623)
Non-current assets held for sale		-	(1,403)
		(17)	(4,022)
Investments in associates:
Impairment loss		-	(47,108)
Others:
Investment properties depreciation		(10,997)	(10,370)
Donations		(71,516)	(59,611)
Impairment loss on intangible assets		(151,523)	-
Others		(31,893)	(21,078)
		(265,929)	(91,059)
		(265,946)	(142,189)
Net non-operating income (expenses)	~~W~~	(182,429)	55,663

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

35.  Operating revenue

Operating revenue for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Interest income	~~W~~	9,629,355	8,725,960
Fees and commission income		1,308,753	1,197,938
Dividend income		13,599	10,230
Net gain on financial instruments at FVTPL		8,679,485	6,595,352
Foreign currencies transaction gain		1,706,276	1,700,742
Net gain on financial instruments at FVOCI		98,024	10,124
Reversal of provisions for acceptances and guarantees		1,248	14,662
Reversal of provisions for unused credit limit		-	6,085
Other operating income		473,135	350,135
	~~W~~	21,909,875	18,611,228

36.  Income tax expense

(a) The components of income tax expense for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Current income tax expense	~~W~~	694,818	512,615
Deferred taxes arising from changes in temporary differences		(39,392)	280,994
Deferred taxes arising from utilization of expired unused tax losses		45,633	6,947
Tax adjustment charged or credited directly to equity		(23,014)	(26,666)
Income tax expense	~~W~~	678,045	773,890

(b) Income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the separate statements of comprehensive income for the years ended December 31, 2019 and 2018 for the following reasons:

		2019	2018
Profit before income tax	~~W~~	2,749,280	2,890,496
Statutory tax rate		27.50%	27.50%
Income tax expense at statutory tax rates		745,690	784,525
Adjustments:
Non-taxable income		(2,889)	(30,738)
Non-deductible expense		7,093	9,620
Decrease resulting from consolidated corporate tax system		(62,401)	(34,176)
Income tax paid (refund)		(17,763)	39,986
Others (impact of tax rate change, etc.)		8,315	4,673
Income tax expense	~~W~~	678,045	773,890
Effective tax rate		24.66%	26.77%

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

36.  Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(589,687)	(596,918)	(615,150)	(607,919)	(167,178)
Accounts receivable		(88,065)	(88,065)	(96,013)	(96,013)	(26,404)
Securities at FVTPL		98,295	76,525	79,262	101,032	27,784
Securities at FVOCI		262,661	(38,197)	123,320	424,178	116,649
Investments in subsidiaries and associates		104,597	-	(5,755)	98,842	27,181
Deferred loan origination costs and fees		(497,515)	(497,515)	(498,779)	(498,779)	(137,164)
Revaluation and depreciation on property and equipment		(422,788)	1,649	19,762	(404,675)	(111,286)
Derivative liabilities		(177,396)	(172,909)	(242,250)	(246,737)	(67,852)
Deposits		101,950	53,077	62,550	111,423	30,641
Accrued expenses		226,076	235,495	227,511	218,092	59,975
Defined benefit obligations		1,249,459	58,223	189,124	1,380,360	379,599
Plan assets		(1,267,931)	(58,223)	(220,512)	(1,430,220)	(393,310)
Other provisions		153,335	153,335	149,060	149,060	40,991
Allowance for guarantees and acceptance		135,976	135,977	126,975	126,974	34,918
Allowance for advanced depreciation		(177,137)	-	-	(177,137)	(48,713)
Allowance for expensing depreciation		(1,691)	(232)	-	(1,459)	(401)
Net change in fair value of securities at FVOCI		16,297	(8)	(130,519)	(114,214)	(31,409)
Donation payables		78,750	133,915	188,659	133,494	36,711
Allowance and bad debt		44,211	7,974	(41,899)	(5,662)	(1,557)
Compensation expenses associated with stock option		178	61	(8)	109	30
Fictitious dividends		4,059	-	366	4,425	1,217
Others		103,241	415,587	700,040	387,694	106,633
		(643,125)	(180,249)	15,744	(447,132)	(122,945)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,255,777	165,941	-	1,089,836	299,706

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	52,863	30,644	8,428
	~~W~~	634,871	(14,308)	(37,119)	612,060	168,333

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

36.  Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 were as follows: (continued)

		December 31, 2018
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(429,624)	(436,855)	(596,918)	(589,687)	(162,164)
Accounts receivable		(60,062)	(60,062)	(88,065)	(88,065)	(24,218)
Securities at FVTPL		(49,853)	(106,774)	41,374	98,295	27,031
Securities at FVOCI		852,817	424,587	(165,569)	262,661	72,232
Investments in subsidiaries and associates		51,734	(5,755)	47,108	104,597	28,764
Deferred loan origination costs and fees		(427,937)	(427,937)	(497,515)	(497,515)	(136,817)
Revaluation and depreciation on property and equipment		(432,522)	(4,043)	5,691	(422,788)	(116,267)
Derivative liabilities		(125,588)	(142,108)	(193,916)	(177,396)	(48,784)
Deposits		101,467	15,498	15,981	101,950	28,036
Accrued expenses		379,320	379,320	226,076	226,076	62,171
Defined benefit obligations		1,142,678	105,666	212,447	1,249,459	343,601
Plan assets		(1,180,248)	(88,189)	(175,872)	(1,267,931)	(348,681)
Other provisions		149,497	147,991	151,829	153,335	42,167
Allowance for guarantees and acceptance		126,634	129,510	138,852	135,976	37,394
Allowance for advanced depreciation		(179,393)	(2,256)	-	(177,137)	(48,713)
Allowance for expensing depreciation		(1,923)	(232)	-	(1,691)	(465)
Deemed dividends		19,171	19,171	-	-	-
Net change in fair value of securities at FVOCI		15,982	15,982	16,297	16,297	4,482
Donation payables		39,429	39,429	78,750	78,750	21,656
Allowance and bad debt		377,060	695,946	363,097	44,211	12,158
Compensation expenses associated with stock option		437	359	100	178	49
Fictitious dividends		4,060	1	-	4,059	1,116
Others		70,349	440,768	473,660	103,241	28,377
		443,485	1,140,017	53,407	(643,125)	(176,875)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,281,039	25,262	-	1,255,777	345,339

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	-	(22,219)	(6,110)
	~~W~~	1,746,743	1,165,279	53,407	634,871	174,574

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

36.  Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019		December 31, 2018		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	114,214	(31,409)	8	(2)	(31,407)
Foreign currency translation differences for foreign operations		(64,313)	17,686	(77,732)	21,376	(3,690)
Remeasurements of defined benefit plans		(421,388)	115,882	(383,053)	105,339	10,543
Other (stock option)		1,088	(300)	6,690	(1,840)	1,540
	~~W~~	(370,399)	101,859	(454,087)	124,873	(23,014)

		December 31, 2018		December 31, 2017		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	8	(2)	(189,752)	52,182	(52,184)
Foreign currency translation differences for foreign operations		(77,732)	21,376	(76,335)	20,992	384
Remeasurements of defined benefit plans		(383,053)	105,339	(286,046)	78,661	26,678
Other (stock option)		6,690	(1,840)	1,078	(296)	(1,544)
	~~W~~	(454,087)	124,873	(551,055)	151,539	(26,666)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won, except for earnings per share)

36.  Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Current tax assets:
Prepaid income taxes	~~W~~	1,656	1,872

Current tax liabilities:
Payable due to consolidated tax system		353,674	265,789
Income taxes payables		13,908	10,599
	~~W~~	367,582	276,388

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Deferred tax assets	~~W~~	1,829,764	1,665,075
Deferred tax liabilities		1,661,431	1,490,501
Current tax assets		371,096	194,862
Current tax liabilities		737,022	469,378

37.  Earnings per share

(a) Earnings per share for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Profit for the year	~~W~~	2,071,235	2,116,606
Less: dividends on hybrid bonds		(33,115)	(25,228)
Profit available for common stock	~~W~~	2,038,120	2,091,378
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	~~W~~	1,285	1,319

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2019 and 2018.

(b) Weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Guarantees:
Guarantee outstanding	~~W~~	9,777,154	9,728,578
Contingent guarantees		3,481,139	3,892,028
		13,258,293	13,620,606
Commitments to extend credit:
Loan commitments in Korean won		71,929,990	68,946,886
Loan commitments in foreign currencies		18,230,089	16,319,618
ABS and ABCP purchase commitments		5,769,665	5,511,932
Others		2,574,184	1,907,431
		98,503,928	92,685,867
Endorsed bills:
Secured endorsed bills		11,287	37,667
Unsecured endorsed bills		6,737,097	7,758,242
		6,748,384	7,795,909
Loans sold with repurchase agreement		1,387	1,387
	~~W~~	118,511,992	114,103,769

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Guarantees outstanding	~~W~~	9,777,154	9,728,578
Contingent guarantees		3,481,139	3,892,028
ABS and ABCP purchase commitments		5,769,665	5,511,932
Secured endorsed bills		11,287	37,667
	~~W~~	19,039,245	19,170,205
Allowance for acceptances and guarantees	~~W~~	126,975	135,975
Ratio (%)		0.67	0.71

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.  Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2019 were as follows:

Case	Number of claims		Claim amount	Description
Damage claim	1	~~W~~	6,893	The plaintiff filed a lawsuit against the Bank, which is a consignee according to the asset custody contract, for the damages caused by a fire in the property taken custody by the Bank.	In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different and in progress of third order.
Deposit return	1		4,606	The plaintiff claimed that the Bank has cancelled the money deposited in his account without his consent, and requested the Bank to pay back the amount equivalent to the deposit.	Since 2017, the Bank won the first and second trial and the third trial was ongoing as of December 31, 2019.
Indemnification cost	1		4,112

The plaintiff, an insurance company, filed a lawsuit against the Bank, which is a consignee according to the asset custody contract, for the insurance money paid for the damages caused by a fire in the property taken custody by the Bank.

					In 2017, the Bank has lost on the first order and in progress for second order.
Others	108		46,170	It includes various cases, such as compensation for loss claim.
	111	~~W~~	61,781

As of December 31, 2019, the Bank recorded a provision of ~~W~~5,895 million for litigation for certain of the above lawsuits.  Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.  Commitments and contingencies (continued)

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Principal guarantee commitments:
Market evaluation form	~~W~~	2,877,856	2,793,689
Book value evaluation form		1,608,599	1,615,699
		4,486,455	4,409,388
Principal and interest guarantee commitments:
Book value evaluation form		1,737	1,711
	~~W~~	4,488,192	4,411,099
Principal in the money trusts	~~W~~	4,068,341	4,019,806
Accrued trust income		419,851	391,293

There may occur additional losses depending on the operating results of trust agreements.  As of December 31, 2019 and 2018, no additional payments were required as per the operating results of trust agreements.

(e) Others

The Bank received the decision of the Financial Dispute Mediation Committee regarding certain currency option contracts on December 19, 2019 and will be processed according to the resolution of the board of directors.  The management believes that the outcome of the resolution will not have a material impact on the bank's financial position. In addition, the Korean supervisory authorities is conducting inspections on certain private equity funds managed by Lime Asset Management and sold by the Bank for alleged mis-selling activities. Depending on the results of the inspections, proceedings for dispute settlement and loss compensation on the mis-selling, if any, may take place. As of December 31, 2019, the amount of funds sold by the Bank for which Lime Asset Management has delayed repurchase amounted to ~~W~~ 276.9 billion. The Bank has not recognized any provision because whether a mis-selling has happened or the potential amount of compensation claimed against the Bank cannot be estimated reliably.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

39.  Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Cash	~~W~~	2,430,026	2,467,074
Reserve deposits		13,555,978	2,094,612
Other deposits		3,653,856	4,844,153
Cash and due from banks		19,639,860	9,405,839
Less: Restricted due from banks		(14,520,217)	(3,657,482)
Less: Due with original maturities of more than three months		(688,834)	(1,286,040)
	~~W~~	4,430,809	4,462,317

(b) Significant non-cash activities for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Dividend payable of hybrid bonds	~~W~~	-	2,597
Debt-equity swap		224,093	28,759
Accounts payable for purchase of property and equipment		-	897
Accounts payable for purchase of intangible assets		424,039	1,047
Transfer from investment in subsidiaries and associates to non-current asset held for sale		-	6,126
Recognition of right-of-use assets		586,110	-
Recognition of lease liabilities		540,636	-

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2019 and 2018 were as follows:

		December 31, 2019
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	15,876,442	29,294,584	45,171,026
Changes in cash flows		1,171,938	5,649,894	6,821,832
Amortization		786	102,212	102,998
Net foreign currencies transaction loss		262,693	212,864	475,557
Changes in fair value of hedged items		-	315,811	315,811
Ending balance	~~W~~	17,311,859	35,575,365	52,887,224

		December 31, 2018
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	14,471,720	23,929,723	38,401,443
Changes in cash flows		1,094,393	5,345,483	6,439,876
Amortization		(1,705)	(100,307)	(102,012)
Net foreign currencies transaction loss		312,034	82,081	394,115
Changes in fair value of hedged items		-	37,604	37,604
Ending balance	~~W~~	15,876,442	29,294,584	45,171,026

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions

(a) Significant balances with the related parties as of December 31, 2019 and 2018 were as follows:

Related party	Account		December 31, 2019	December 31, 2018
Subsidiaries
Shinhan Asia Ltd.	Deposits	~~W~~	118,947	115,409
Shinhan Bank Europe GmbH	Cash and due from banks		4,113	1,615
	Loans		182,612	310,947
	Allowance for loan loss		(608)	(899)
	Other assets		1,272	703
	Deposits		142	19
	Borrowings		84,137	129,914
Shinhan Bank Cambodia	Cash and due from banks		40	61
	Loans		195,668	71,558
	Allowance for loan loss		(1,528)	(145)
	Other assets		1,929	423
	Provisions		4	1
Shinhan Kazakhstan Bank	Cash and due from banks		464	990
Limited	Loans		-	3,354
	Allowance for loan loss		(4)	(9)
	Other assets		-	1
	Provisions		195	300
Shinhan Bank Canada	Cash and due from banks		84	-
	Loans		110,820	117,827
	Allowance for loan loss		(363)	(337)
	Other assets		1,205	970
	Deposits		191	389
	Borrowings		7,421	10,866
Shinhan Bank China Limited	Cash and due from banks		-	26,220
	Loans		205,832	226,943
	Allowance for loan loss		(323)	(513)
	Other assets		309	1,630
	Deposits		4,159	1,449
	Borrowings		12,320	7,441
	Provisions		104	131
	Other liabilities		1	-
Shinhan Bank Japan	Cash and due from banks		27,024	18,602
	Loans		115,780	167,715
	Allowance for loan loss		(156)	(268)
	Other assets		558	1,492
	Deposits		9,636	13,255
	Derivities liabilities		128	-
	Borrowings		95,385	52,954
	Provisions		46	29
	Other liabilities		-	500
Shinhan Bank Vietnam Ltd.	Cash and due from banks		120	201
	Derivative assets		54	-
	Loans		108,907	66,474
	Allowance for loan loss		(76)	(16)
	Deposits		65,638	56,040
	Derivities liabilities		6	-
	Borrowings		361,234	72,677
	Provisions		570	445

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2019 and 2018 were as follows: (continued)

Related party	Account	December 31, 2019	December 31, 2018

Subsidiaries (continued)

PT Bank Shinhan Indonesia	Cash and due from banks	~~W~~	96	343
	Loans		387,936	272,816
	Allowance for loan loss		(880)	(781)
	Other assets		3,004	2,101
	Provisions		4	-
Shinhan Bank America	Cash and due from banks		-	11,257
	Allowance for loan loss		-	(32)
Shinhan Bank Mexico	Loans		95,055	25,157
	Allowance for loan loss		(755)	(4,544)
	Other assets		1,241	124
Trust accounts	Other assets		-	306
	Other liabilities		441,882	230,148
Structured entities	Securities at fair value through profit or loss		1,445,946	715,762
	Derivative assets		11,062	5,602
	Loans		17,485	13,692
	Allowance for loan loss		(39)	(50)
	Other assets		35,421	30,192
	Deposits		8,208	7,251
	Derivative liabilities		2,917	1,988
	Provisions		36,369	31,300
	Other liabilities		966	-
The parent company
Shinhan Financial Group	Other assets		59	-
	Deposits		167	24
	Other liabilities		406,269	309,355
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		12,066	5,100
	Loans		28,864	8,782
	Allowance for loan loss		(172)	(20)
	Other assets(*1)		13,575	1,338
	Deposits		35,260	23,118
	Derivative liabilities		516	269
	Provisions		63	180
	Other liabilities		31,891	22,702
Shinhan Investment Corp.	Cash and due from banks		6,202	6,281
	Derivative assets		11,814	13,095
	Loans		-	19,588
	Allowance for loan loss		(5)	(7)
	Other assets(*1)		19,473	19,972
	Deposits		565,972	192,751
	Derivative liabilities		6,749	1,981
	Provisions		532	67
	Other liabilities		42,312	40,338
Shinhan Life Insurance	Derivative assets		20,542	17,302
	Other assets		9	3
	Deposits		14,724	14,335
	Derivative liabilities		12,771	7,771
	Provisions		5	16
	Other liabilities		11,940	14,674

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2019 and 2018 were as follows: (continued)

Related party	Account	December 31, 2019	December 31, 2018
Entities under common control (continued)
Shinhan Capital Co., Ltd.	Deposits	~~W~~	904	1,504
Provisions	26	14
Other liabilities	13,575	13,611
Jeju Bank	Loans	4,573	1,621
Allowance for loan loss	(3)	(2)
Other assets	2	1
Deposits	1,881	11,045
Other liabilities	2,139	2,446
Shinhan Credit Information	Deposits	4,842	3,793
Co., Ltd.	Other liabilities	2,195	1,599
Shinhan Alternative Investment	Deposits	8,288	5,405
Management Inc.	Other liabilities	9	23
Shinhan BNP Paribas AMC	Deposits	57,986	121,976
Other liabilities	642	1,673
Shinhan DS	Other assets	1,443	-
Deposits	4,961	815
Other liabilities	9,069	6,567
Shinhan Savings Bank	Other liabilities	8,987	8,987
Shinhan Aitas	Deposits	24,079	14,604
Other liabilities	20	60
Shinhan AI Co., Ltd.	Deposit liabilities	1	-
Other liabilities	1,929	-
Shinhan REITs Management	Deposits	-	79
Orange Life Insurance Co., Ltd.	Deposits	-	2,402	-
Derivatives liabilities	446	-
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Other assets	-	-
Deposits	402	444
BNP Paribas Cardif General Insurance	Deposits	17	157
Dream High Fund III	Deposits	5	4
Midas Dong-A Snowball Venture Fund	Deposits	-	159
Partners 4th Growth Investment Fund	Deposit	1,443	1,855
Credian Healthcare Private Equity Fund II	Deposit	4	45
Snowball Venture Fund II	Deposit	233	354
IBKS-Shinhan Creative Economy New Technology Fund	Deposits	-	672
Eum Private Equity Fund No.3	Deposit	353	49
Taihan Industrial System Co., Ltd.(*2)	Deposit	-	85
ICSF (The Korea’s Information Center for Savings & Finance)	Deposit	6	4
Multimedia Tech Co.Ltd	Deposit	3	-
KOREA FINANCE SECURITY	Deposit	362	-
Hermes Private Investment Equity Fund	Deposit	275	-
Korea Credit Bureau	Deposit	80	-
Goduck Gangil1 PFV Co., Ltd.	Loans	24,000	-
Allowance for loan loss	(78)	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2019 and 2018 were as follows: (continued)

Related party	Account	December 31, 2019	December 31, 2018
Investments in associates and associates of entities under common control (continued)SBC PFV Co., Ltd.Deposit W5,142-GMG Development Co, LtdDeposit 300-Sprott Global Renewable Private Equity Fund IIDeposit342-IMM Global Private Equity FundLoans800-Allowance for loan loss(3)-Deposit 7,598-Key management personnelLoans4,4262,783Allowance for loan loss(3)(1)Provisions11

(*1) Included right-of-use assets of leases.

(*2) This investee was excluded from associates during the year ended December 31, 2019, since the Bank had no significant influence over it.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 were as follows:

Related party	Account		2019	2018
Subsidiaries
Shinhan Asia Ltd.	Interest income	~~W~~	-	8,873
	Dividend income		186	118,619
	Reversal of allowance		-	61
Shinhan Bank	Interest income		4,840	3,930
Europe GmbH	Fees and commission income		142	81
	Reversal of (provision for) allowance		281	(182)
	Interest expense		(218)	(1,744)
Shinhan Bank Cambodia	Interest income		3,404	1,549
	Fees and commission income		162	47
	Provision for allowance		(1,383)	(66)
	Other expense		(3)	(1)
Shinhan Kazakhstan	Interest income		2	1
Bank Limited	Fees and commission income		142	76
	Other income		104	68
	Reversal of (provision for) allowance		5	(8)
Shinhan Bank Canada	Interest income		3,080	2,592
	Fees and commission income		170	89
	Reversal of (provision for) allowance		(26)	5
	Other expense		(1)	-
Shinhan Bank China Limited	Interest income		6,127	6,351
	Fees and commission income		335	339
	Other income		27	-
	Reversal of (provision for) allowance		190	(252)
	Interest expense		(11)	-
	Other expense		-	(42)
Shinhan Bank Japan	Interest income		4,279	4,680
	Fees and commission income		719	533
	Reversal of (provision for) allowance		112	(90)
	Interest expense		(18)	(885)
	loss related to derivatives		(129)	-
	Other expense		(17)	(15)
Shinhan Bank Vietnam Ltd.	Interest income		117	-
	Fees and commission income		1,575	879
	Other income		54	-
	Provision for allowance		(60)	(7)
	Interest expense		(4,773)	(842)
	loss related to derivatives		(6)	-
	Other expense		(124)	(121)
PT Bank Shinhan Indonesia	Interest income		9,349	4,729
	Fees and commission income		460	385
	Provision for allowance		(99)	(458)
	Other expense		(4)	-
Shinhan Bank America	Fees and commission income		243	127
	Reversal of allowance		32	20
Shinhan Bank Mexico	Interest income		1,979	130
	Fees and commission income		194	-
	Reversal of (provision for) allowance		3,789	(4,544)
Trust Accounts	Fees and commission income		19,858	20,115
	Interest expense		(3,670)	(4,786)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 were as follows: (continued)

Related party	Account		2019	2018
Subsidiaries (continued)
Structured entities	Interest income	~~W~~	16,798	18,295
	Fees and commission income		18,356	15,466
	Gain related to derivatives		11,859	14,319
	Other income		103	55
	Interest expense		(6)	(54)
	Loss related to derivatives		(5,150)	(1,289)
	Reversal of (provision for) allowance		11	(5)
	Other expense		-	(2,087)
The parent company
Shinhan Financial Group	Other income		1,259	1,392
	Interest expense		(258)	(268)
	Fees and commission expense		(32,300)	(31,608)

Entities under common control
Shinhan Card Co., Ltd.	Interest income		1,188	393
	Fees and commission income		182,787	198,589
	Gain related to derivatives		15,598	8,975
	Other income		1,841	1,815
	Interest expense		(701)	(256)
	Fees and commission expense		(441)	(180)
	Loss related to derivatives		(4,066)	(371)
	Reversal of (provision for) allowance		(153)	127
	Other expense		(2,584)	(3,561)
Shinhan Investment Corp.	Interest income		1,610	608
	Fees and commission income		5,984	7,362
	Gain related to derivatives		38,807	45,592
	Other income		2,621	4,484
	Interest expense		(2,165)	(2,178)
	Loss related to derivatives		(34,770)	(14,150)
	Reversal of (provision for) allowance		2	(5)
	Other expense		(157)	(286)
Shinhan Life Insurance	Interest income		49	49
	Fees and commission income		10,295	11,286
	Gain related to derivatives		62,337	51,311
	Other income		650	695
	Interest expense		(244)	(278)
	Fees and commission expense		(269)	-
	Loss related to derivatives		(11,301)	(8,272)
	Other expense		(399)	(641)
Shinhan Capital Co., Ltd.	Interest income		1	-
	Other income		320	972
	Interest expense		(255)	(229)
	Fees and commission expense		(12)	-
Jeju Bank	Interest income		6	25
	Other income		227	52
	Interest expense		(41)	(79)
	Provision for allowance		(3)	(1)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 were as follows: (continued)

Related party	Account		2019	2018
Entities under common control (continued)
Shinhan Credit	Fees and commission income	~~W~~	4	3
Information Co., Ltd.	Other income		53	83
	Interest expense		(77)	(84)
	Fees and commission expense		(6,332)	(5,095)
Shinhan Alternative Investment Management Inc.	Interest expense		(74)	(37)
Shinhan BNP Paribas	Fees and commission income		38	44
AMC	Other income		68	9
	Interest expense		(1,220)	(2,157)
	Fees and commission expense		(2,099)	(2,158)
Shinhan DS	Other income		201	175
	Interest expense		(199)	(146)
	Other expense		(44,548)	(41,096)
Shinhan Savings Bank	Fees and commission income		966	869
	Other income		215	205
	Interest expense		(163)	(152)
Shinhan Aitas	Fees and commission income		45	40
	Other income		56	6
	Interest expense		(36)	(70)
	Fees and commission expense		(29)	-
Shinhan REITs Management	Interest expense		-	(132)
Shinhan AI Co., Ltd.	Other income		5,953	-
	Fees and commission expense		(1,929)	-
Orange Life Insurance Co., Ltd.	Fees and commission income		1,576	-
	Gain related to derivatives		604	-
	Interest expense		(37)	-
	Loss related to derivatives		(446)	-
Asia Trust Co., Ltd.	Other income		14	-
Investments in associates and entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income		3,028	2,496
	Other expense		(1)	-
BNP Paribas Cardif General Insurance	Fees and commission income		9	5
Midas Dong-A Snowball	Interest expense		(1)	(2)
Partners 4th Growth Investment Fund	Interest expense		(7)	(19)
JAEYOUNG SOLUTEC	Interest income		-	347
Co., Ltd. (*1)	Fees and commission income		-	1
	Other operating income		-	3
	Provision for allowance		-	(2)
	Interest expense		-	(1)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 were as follows: (continued)

Related party	Account		2019	2018
Investments in associates and entities under common control (continued)
Snowball Venture Fund II	Interest expense	~~W~~	-	(2)
Hyungje art printing	Interest income		-	13
	Fees and commission income		-	1
KOREA FINANCE SECURITY	Fees and commission income		10	-
Taihan Industrial System Co., Ltd. (*2)	Fees and commission income		-	1
WON JIN HOME PLAN Co., Ltd.	Interest income		186	-
Korea Credit Bureau	Fees and commission income		13	-
	Interest expense		(5)	-
Goduck Gangil1 PFV Co., Ltd.	Interest income		328	-
	Fees and commission income		1,120	-
	Provision for allowance		(78)	-
SBC PFV Co., Ltd.	Interest expense		(3)	-
IMM Global Private Equity Fund	Interest income		28	-
	Interest expense		(25)	-
	Provision for allowance		(3)	-
Key management personnel
	Interest income		161	94

(*1) These investee was sold and excluded from associates during the year ended December 31, 2018.

(*2) This investee was excluded from associates during the year ended December 31, 2019, since the Bank had no significant influence over it.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Short and long term employee benefits	~~W~~	10,506	14,175
Post-employment benefits		355	305
Share-based payment transactions		5,167	2,393
	~~W~~	16,028	16,873

(d) The guarantees provided between the related parties as of December 31, 2019 and 2018 were as follows:

		Amount of guarantees
Guaranteed party		December 31, 2019	December 31, 2018	Account
Shinhan Bank China Limited	~~W~~	66,338	65,056	Financial guarantee
Shinhan Bank Cambodia		579	559	Financial guarantee
Shinhan Kazakhstan Bank Limited		20,563	22,362	Financial guarantee
Shinhan Bank Vietnam Ltd.		346,161	255,528	Financial guarantee
		3,898	3,765	Performance guarantees
Shinhan Bank Japan		42,539	20,264	Financial guarantee
Shinhan Bank Mexico		11,578	-	Unused credit limit
PT Bank Shinhan Indonesia		1,709	-	Financial guarantee
Structured entities (*1)		3,107,652	2,601,495	ABCP purchase commitments
		560,959	679,345	Unused credit limit
Shinhan Investment Corp.		258,890	226,136	Unused credit limit
Shinhan Card Co., Ltd.		503,681	503,787	Unused credit limit
		14,473	-	Financial guarantee
Shinhan Life Insurance		50,000	50,000	Unused credit limit
Shinhan Capital Co., Ltd.		70,000	70,000	Unused credit limit
BNP Paribas Cardif Life Insurance Co., Ltd.		10,000	10,000	Unused credit limit
Shinhan Private Equity Inc.		37,925	3,600	Security underwriting commitment
	~~W~~	5,106,945	4,511,897

(*1) The guaranteed amount of the ABCP purchse agreement for the structured company is the total amount of the ABCP purchase agreement, less the outstanding balance of the ABCP purchase agreement as of the end of reporting period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(e) Collatorerals provided by related parties

i) Details of collaterals provided to the related parties as of December 31, 2019 and 2018 were as follows:

				December 31, 2019		December 31, 2018
	Related party	Pledged assets		Book value	Collateral value	Book value	Collateral value
Subsidiary	Shinhan Bank Japan	Securities	~~W~~	100,149	100,149	149,934	149,934
Entity under common control	Shinhan Life Insurance	Securities		10,189	10,189	10,230	10,230
	Orange Life Insurance	Securities		10,243	516	-	-
			~~W~~	120,581	110,854	160,164	160,164

ii) Details of collaterals provided by the related parties as of December 31, 2019 and 2018 were as follows:

	Related party	Pledged assets		December 31, 2019	December 31, 2018
Subsidiaries	S-redefine 4th Co., Ltd.	Trust	~~W~~	318,000	318,000
	Tiger Eyes 1st Co., Ltd.	Real estate		60,000	60,000
	Sunny Financial 9th Co., Ltd.	Trust		-	36,000
	Sunny Smart 8th Co., Ltd.	Trust		-	24,000
	Sunny more 1st Co., Ltd.	Other movables		-	24,000
	S-solution 9th Co., Ltd.	Real estate		18,000	18,000
	Sunny Russell 4th L.L.C	Other movables		12,000	12,000

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(e) Collatorerals provided by related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2019 and 2018 were as follows: (continued)

	Related party	Pledged assets		December 31, 2019	December 31, 2018
Subsidiaries	Redefine Unjung Co., Ltd.	Stocks	~~W~~	66,000	66,000
		Trust		66,000	66,000
	GIB dochuk Co., Ltd.	Trust		-	39,000
	GIB DM Co., Ltd.	Stocks		14,160	-
	Maestro ER Co., Ltd.	Real estate		42,000	-
	Maestrogonhdeok Co., Ltd.	Real estate		48,600	-
	Maestro ST Co., Ltd	Trust		48,000	-
	GIB Daemyung 1st co.ltd	Trust		84,000	-
	Maestro S.A co.ltd	Real estate		45,600	-
	GYB Yongsan 1st CO., Ltd.	Trust		31,000	-
		Stocks		197,600	-
	GYB Yongsan 2nd CO., Ltd.	Trust		78,000	-
		Stocks		31,200	-
Entities under	Shinhan Investment Corp.	Deposits		135,700	135,700
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		6,000	6,000
	Shinhan Credit Information Co., Ltd.	Deposits		180	180
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		12,000	12,000
	Hyungje art printing	Machine equipment		120	-
	Goduck Gangil1 PFV Co., Ltd.	Trust		28,800	-
			~~W~~	1,454,934	928,854

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(f) Transaction with related parties

i) Details of significant lease and collection of related parties as of December 31, 2019 and 2018 are as follows:

			December 31, 2019
	Related party		Beginning balance (*1)	Rental	Recovery (*2)	Ending balance (*1)
Subsidiaries	Shinhan Bank Vietnam Ltd.	~~W~~	66,474	165,130	(122,697)	108,907
	Shinhan Bank Europe GmbH		310,947	489,643	(617,978)	182,612
	Structured entities		13,692	36,443	(32,650)	17,485
	Shinhan Bank China Limited		226,943	245,558	(266,669)	205,832
	PT Bank Shinhan Indonesia		272,816	590,581	(475,461)	387,936
	Shinhan Bank Cambodia		71,558	237,071	(112,961)	195,668
	Shinhan Bank Mexico		25,157	114,178	(44,280)	95,055
	Shinhan Bank Canada		117,827	177,820	(184,827)	110,820
	Shinhan Bank Japan		167,715	246,541	(298,476)	115,780
	Shinhan Kazakhstan Bank Limited		3,354	-	(3,354)	-
Entities under common control	Jeju Bank		1,621	9,189	(6,237)	4,573
	Shinhan Investment Corp.		19,588	26,300	(45,888)	-
	Shinhan Card Co., Ltd.		8,782	25,233	(5,151)	28,864
Investments in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd.		-	24,000	-	24,000
	IMM Global Private Equity Fund		-	800	-	800
		~~W~~	1,306,474	2,388,487	(2,216,629)	1,478,332

(*1) The amount is before deducting allowance for bad debts.

(*2) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(f) Transaction with related parties (continued)

i) Details of significant lease and collection of related parties as of December 31, 2019 and 2018 are as follows: (continued)

			December 31, 2018
	Related party		Beginning balance (*1)	Rental	Recovery (*2)	Ending balance (*1)
Subsidiaries	Structured entities	~~W~~	15,878	32,787	(34,973)	13,692
	Shinhan Asia Ltd.		326,749	1,116,665	(1,443,414)	-
	Shinhan Bank Vietnam Ltd.		32,784	122,169	(88,479)	66,474
	Shinhan Bank Canada		117,300	132,477	(131,950)	117,827
	Shinhan Bank Cambodia		57,856	133,428	(119,726)	71,558
	Shinhan Bank China Limited		185,369	241,672	(200,098)	226,943
	Shinhan Bank Japan		214,280	384,753	(431,318)	167,715
	PT Bank Shinhan Indonesia		110,890	538,766	(376,840)	272,816
	Shinhan Bank Europe GmbH		240,155	512,696	(441,904)	310,947
	Shinhan Bank Mexico		-	26,048	(891)	25,157
	Shinhan Kazakhstan Bank Limited		-	3,354	-	3,354
Entities under common control	Shinhan Investment Corp.		14,984	35,982	(31,378)	19,588
	Shinhan Card Co., Ltd.		15,819	10,381	(17,418)	8,782
	Jeju Bank		2,658	14,494	(15,531)	1,621
		~~W~~	1,334,722	3,305,672	(3,333,920)	1,306,474

(*1) The amount is before deducting allowance for bad debts.

(*2) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(f) Transaction with related parties (continued)

ii) Details of significant redemption of borrowings of related parties as of December 31, 2019 and 2018 are as follows:

				2019
	Related party	Account		Beginning balance	Borrowing	Redemp -tion (*1)	Ending balance
Subsidiaries	Shinhan Bank Japan	Borrowing	~~W~~	52,954	283,089	(240,658)	95,385
	Shinhan Bank Europe GmbH	Borrowing		129,914	286,940	(332,717)	84,137
	Shinhan Bank China Limited	Borrowing		7,441	24,583	(19,704)	12,320
	Shinhan Bank Canada	Borrowing		10,866	24,946	(28,391)	7,421
	Shinhan Bank Vietnam Ltd.	Borrowing		72,677	1,065,898	(777,341)	361,234
Entities under common control	Shinhan Investment Corp.	Deposit (*2)		42,000	-	-	42,000
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		50	-	(45)	5
	Shinhan Alternative Investment Management Inc.	Deposit (*2)		4,600	1,000	(3,800)	1,800
	Shinhan BNP Paribas AMC	Deposit (*2)		104,500	15,100	(76,500)	43,100
	Shinhan Aitas	Deposit (*2)		4,000	10,000	(4,000)	10,000
	Shinhan DS	Deposit (*2)		513	-	(513)	-
Investments in associates and entities under common control	Midas Dong-A Snowball Venture Fund	Deposit (*2)		158	-	(158)	-
			~~W~~	432,063	1,711,556	(1,483,827)	659,792

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) Details of settlements among related parties, such as depository liabilities that can be deposited and withdrawn on demand, were excluded.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.  Related party transactions (continued)

(f) Transaction with related parties (continued)

ii) Details of significant redemption of borrowings of related parties as of December 31, 2019 and 2018 are as follows: (continued)

				2018
	Related party	Account		Beginning balance	Borrow -ing	Redemp -tion (*1)	Ending balance
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	~~W~~	56,210	227,067	(153,363)	129,914
	Shinhan Bank Japan	Borrowing		124,212	171,539	(242,797)	52,954
	Shinhan Bank Canada	Borrowing		11,191	23,012	(23,337)	10,866
	Shinhan Bank China Limited	Borrowing		4,493	16,963	(14,015)	7,441
	Shinhan Asia Ltd.	Borrowing		-	38,123	(38,123)	-
	Shinhan Bank Cambodia	Borrowing		-	23,106	(23,106)	-
	Shinhan Bank Vietnam Ltd.	Borrowing		-	72,677	-	72,677
Entities under common control	Shinhan Investment Corp.	Deposit (*2)		42,000	-	-	42,000
	Shinhan Credit Information Co., Ltd.	Deposit (*2)		4,390	-	(2,000)	2,390
	Shinhan Card Co., Ltd.	Deposit (*2)		50	-	-	50
	Shinhan Alternative Investment Management Inc.	Deposit (*2)		-	4,600	-	4,600
	Shinhan BNP Paribas AMC	Deposit (*2)		101,600	16,500	(13,600)	104,500
	Shinhan Aitas	Deposit (*2)		3,000	1,000	-	4,000
	Shinhan DS	Deposit (*2)		4,478	-	(3,965)	513
	Shinhan REITs Management	Deposit (*2)		-	19,000	(19,000)	-
Investments in associates and entities under common control	Midas Dong-A Snowball Venture Fund	Deposit (*2)		220	15	(77)	158
			~~W~~	351,844	613,602	(533,383)	432,063

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(*2) Details of payments between related parties and deposits that can be made at any time are excluded.

(g) Transaction of business transfer under common control

As of November 27, 2018, Shinhan Asia Limited transferred assets of ~~W~~727,206 million and liabilities of

~~W~~727,194 million to Shinhan Bank, Hong Kong branch.  This is a transaction of business transfer under common control, and the Bank accounted for the transfer as book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41. Information of trust business

(a) Total assets with trust business as of December 31, 2019 and 2018 and operating revenue for the years ended December 31, 2019 and 2018 were as follows:

		Total assets		Operating revenue
		December 31, 2019	December 31, 2018	2019	2018
Consolidated	~~W~~	4,602,965	4,521,280	150,825	128,577
Unconsolidated		88,524,148	71,639,988	1,584,508	996,465
	~~W~~	93,127,113	76,161,268	1,735,333	1,125,042

(b) Significant balances with trust business as of December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
Borrowings from trust accounts Deposits	~~W~~	5,785,141	3,224,946
Accrued revenues from asset management fee from trust accounts		46,331 34,796	271,745 34,286
Accrued interest expenses		1,342	1,325

(c) Significant transactions with trust business for the years ended December 31, 2019 and 2018 were as follows:

		2019	2018
Asset management fee from trust accounts	~~W~~	258,103	212,537
Termination fee		7,824	6,840
Interest on deposits Interest on borrowings from trust accounts		6,275 64,504	9,672 49,940

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

42. Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116, the Bank recognized lease liabilities in relation to leases that had previously been classified as operating lease in accordance with K-IFRS No.1017.  These lease liabilities are measured at the present value of the remaining lease payments discounted at the lessee's incremental borrowing rate of interest as of January 1, 2019.  The weighted average lessee's incremental borrowing rate of interest applied to the lease liability is 2.28%, as of January 1, 2019.

The difference between the amounts of operating lease contracts disclosed at December 31, 2018 discounted at the Bank's incremental borrowing rate of interest and the lease liabilities recognized at the date of initial application was as follows:

		Amounts
Operating lease commitment disclosed as of December 31, 2018	~~W~~	417,079
Amount discounted using the Bank’s incremental borrowing rate of interest		403,941
Less: value-added tax		(36,636)
Lease liabilities recognized at the beginning of 2019	~~W~~	367,305

Lease right-of-use assets were estimated by adjusting the amount of prepaid or unpaid lease payments in relation to leases, recognized in the separate statement of financial position at December 31, 2018, to the same amount of lease liability.  As a result, the amount of right-of-use assets of ~~W~~408,328 million was recognized as of January 1, 2019, and prepaid expense decreased by ~~W~~34,213 million as of the same date.  There is no net effect on retained earnings at the beginning of 2019.

Independent Auditors’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Accounting Control System (“IACS”) of Shinhan Bank (the “Bank”) as of December 31, 2019.  The Bank's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS.  Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Bank’s management stated: “Based on the assessment of the operational status of the IACS, we concluded that the Bank’s IACS is designed and operated effectively, as of December 31, 2019, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants.  Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operational Status of Internal Accounting Control System is free of material misstatement.  Our review consists principally of obtaining an understanding of the Bank’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.  We have not performed an audit and, accordingly, we do not express an audit opinion.

A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards.  Because of its inherent limitations, however, IACS may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Report on the Operational Status of Internal Accounting Control System as of December 31, 2019 is not prepared, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Bank’s IACS in existence as of December 31, 2019.  We did not review the Bank’s IACS subsequent to December 31, 2019.  This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc.  and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2020

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of December 31, 2019.

Report on the Operations of Internal Accounting Control System

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer("CEO") and the Internal Accounting Control Officer("IACO") of Shinhan Bank("the Bank"), assessed the status of the design and operation of the Bank's Internal Accounting Control System("IACS") for the year ended December 31, 2019.

The Bank's management, including ourselves, is responsible for the design and operation of IACS. We evaluated whether the Bank effectively designed and operated its IACS to prevent and detect errors or frauds which may cause misstatements in the preparation and disclosure of reliable financial statements. We used the IACS Framework, established by the Internal Accounting Control System Operation Committee in Korea, as the criteria for the assessment of design and operation of the IACS.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which might cause material misunderstanding, and we have reviewed and verified this report with sufficient care.

Ok Dong Jin, *Chief Executive Officer*

Okdong Jin

Sang Hyuk Jung, *Internal Accounting Control Officer*

February 13 , 2020